Exhibit 99.2



CommonWealth REIT
Second Quarter 2013
Supplemental Operating and Financial Data

111 East Wacker Dr. & 233 North Michigan Ave.,
Chicago, IL.
Combined Square Feet: 2,090,035.

All amounts in this report are unaudited.

TABLE OF CONTENTS



TABLE OF CONTENTS

	PAGE/EXHIBIT
CORPORATE INFORMATION	
Company Profile	7
Investor Information	9
Research Coverage	10
FINANCIAL INFORMATION	
Key Financial Data	12
Condensed Consolidated Balance Sheets	14
Condensed Consolidated Statements of Operations	15
Condensed Consolidated Statements of Cash Flows	16
Summary of Equity Investments in Unconsolidated Subsidiaries	17
Summary of Investment in Majority Owned Consolidated Subsidiary	18
Consolidated Debt Summary	19
Consolidated Debt Maturity Schedule	20
Consolidated Leverage Ratios, Coverage Ratios and Public Debt Covenants	21
Consolidated Capital Expenditures Summary	22
Acquisitions and Dispositions Information Since 1/1/2013	23
PORTFOLIO INFORMATION	
Consolidated Portfolio Summary by Property Type and Major Market	25
Wholly Owned Portfolio Summary	26
Consolidated Same Property Results of Operations by Property Type	27
Consolidated Same Property Results of Operations by Major Market	28
Consolidated Leasing Summary	29
Consolidated Occupancy and Leasing Analysis by Property Type and Major Market	30
Consolidated Tenants Representing 1% or More of Total Consolidated Annualized Rental Income	31
Consolidated Three Year Lease Expiration Schedule by Property Type	32
Consolidated Three Year Lease Expiration Schedule by Major Market	33
Consolidated Portfolio Lease Expiration Schedule	34
EXHIBITS	
Calculation of Consolidated Property Net Operating Income (NOI) and Cash Basis NOI	A
Calculation of Consolidated EBITDA and Adjusted EBITDA	B
Calculation of Consolidated Funds from Operations (FFO) and Normalized FFO	C
Calculation of Consolidated Cash Available for Distribution (CAD)	D
Calculation of Diluted Net Income, FFO and Normalized FFO and Weighted Average Common Shares Outstanding	E
Wholly Owned Property Detail	F

References in this Supplemental Presentation of Operating and Financial Data report to "CWH", "we", "us" or "our" refer to CommonWealth REIT and its consolidated subsidiaries, as of June 30, 2013, including its then majority owned subsidiary, Select Income REIT, and its consolidated subsidiaries, or SIR, unless the context indicates otherwise. References to our wholly owned properties refer to properties owned by us but exclude properties owned by SIR, and references to our consolidated properties refer to properties owned by us, including SIR. On July 2, 2013, SIR completed an underwritten public offering of its common shares, at which time we ceased to own a majority of SIR's common shares. Beginning with the filing of our Quarterly Report on Form 10-Q for the period ended September 30, 2013, we will deconsolidate our investment in SIR and account for our investment in SIR under the equity method.

WARNING CONCERNING FORWARD LOOKING STATEMENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE RESULTS OF PENDING, THREATENED OR FUTURE LEGAL AND ARBITRATION PROCEEDINGS, INCLUDING CLAIMS REGARDING THE PUBLIC OFFERING AND SALE OF 34,500,000 OF OUR COMMON SHARES COMPLETED ON MARCH 5, 2013 AND MATTERS RELATED TO THE PURPORTED CONSENT SOLICITATION BY CORVEX MANAGEMENT LP, OR CORVEX, RELATED FUND MANAGEMENT, LLC AND CERTAIN OF THEIR AFFILIATES, OR TOGETHER WITH CORVEX, CORVEX/RELATED,

- POSSIBLE DISRUPTION OR HARM TO OUR BUSINESS AS A RESULT OF THE CORVEX/RELATED CONSENT SOLICITATION OR OTHER ACTIVITIES BY CORVEX/RELATED,

- POSSIBLE DISRUPTION OR HARM TO OUR BUSINESS OR A MATERIAL CHANGE IN OUR FINANCIAL POSITION AS A RESULT OF THE REMOVAL OF OUR BOARD OF TRUSTEES OR A CHANGE IN OUR MANAGEMENT IF THE CORVEX/RELATED CONSENT SOLICITATION IS DETERMINED TO BE LEGALLY EFFECTIVE,

- THE FUTURE AMOUNT OF LEASING ACTIVITY AND OCCUPANCY RATES AT OUR PROPERTIES,

- THE FUTURE RENT RATES WE WILL BE ABLE TO CHARGE AT OUR PROPERTIES,

- THE COSTS WE MAY INCUR TO LEASE SPACE IN OUR PROPERTIES,

- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- THE CREDIT QUALITY OF OUR TENANTS,

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

- OUR ACQUISITIONS AND SALES OF PROPERTIES,

- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTEREST IN SIR,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, NET OPERATING INCOME, OR NOI, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH AVAILABLE FOR DISTRIBUTION, OR CAD, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE RESULTS ACHIEVED IN OUR PENDING LITIGATION OR ARBITRATION PROCEEDINGS,

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, SIR, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,



FORWARD LOOKING STATEMENTS (continued)

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- ON JUNE 21, 2013, CORVEX DELIVERED A LETTER TO US ASSERTING THAT OUR BOARD OF TRUSTEES HAS BEEN REMOVED AND NO LONGER HAS AUTHORITY TO ACT FOR US BY REASON OF A PURPORTED SHAREHOLDERS' CONSENT SOLICITATION. WE BELIEVE THIS PURPORTED SHAREHOLDERS' CONSENT HAS NO LEGAL EFFECT. THE LEGAL EFFECTIVENESS OF THE CORVEX/RELATED ACTIVITIES TO REMOVE OUR ENTIRE BOARD OF TRUSTEES IS CURRENTLY THE SUBJECT OF LEGAL PROCEEDINGS BEFORE AN ARBITRATION PANEL UNDER THE AUSPICES OF THE AMERICAN ARBITRATION ASSOCIATION. THE RESULTS OF LITIGATION AND ARBITRATION ARE DIFFICULT TO PREDICT AND WE ARE UNABLE TO PROVIDE ANY ASSURANCES REGARDING SUCH RESULTS,

- THE REMOVAL OF OUR ENTIRE BOARD OF TRUSTEES, AS PROPOSED BY CORVEX/RELATED, COULD CAUSE SEVERAL ADVERSE CONSEQUENCES TO OUR CONTINUED OPERATIONS, INCLUDING: (I) DEFAULT OF OUR REVOLVING CREDIT FACILITY AND TERM LOAN AGREEMENTS PERMITTING OUR LENDERS TO ACCELERATE REPAYMENTS, (II) ACTIVATION OF DILUTIVE EQUITY CONVERSION RIGHTS UNDER OUR SERIES D CUMULATIVE CONVERTIBLE PREFERRED SHARES, (III) POSSIBLE DEFAULTS OF CERTAIN MORTGAGE DEBT OBLIGATIONS, (IV) POSSIBLE CROSS DEFAULTS OF OUR OTHER DEBT OBLIGATIONS INCLUDING OUR APPROXIMATELY $1.5 BILLION OF UNSECURED NOTES, AND (V) OUR FAILURE TO MEET NEW YORK STOCK EXCHANGE AND SECURITIES AND EXCHANGE COMMISSION, OR SEC, REQUIREMENTS TO ALLOW OUR SECURITIES TO CONTINUE TO BE PUBLICLY TRADED,

- OUR BOARD OF TRUSTEES RECENTLY DECLARED A REGULAR DISTRIBUTION PAYABLE ON OUR PREFERRED AND COMMON SHARES THAT ARE PAYABLE TO HOLDERS OF RECORD OF OUR PREFERRED SHARES ON AUGUST 1, 2013, AND HOLDERS OF OUR COMMON SHARES ON JULY 26, 2013. WE EXPECT TO PAY OUR DISTRIBUTIONS ON OUR PREFERRED SHARES ON OR ABOUT AUGUST 15, 2013, AND ON OUR COMMON SHARES ON OR ABOUT AUGUST 23, 2013. IN THE EVENT THAT THE ARBITRATION PANEL WERE TO RULE THAT OUR BOARD OF TRUSTEES HAS BEEN REMOVED BY THE CORVEX/RELATED CONSENT SOLICITATION, OUR DISTRIBUTION DECLARATIONS MAY BE VOID, THE DISTRIBUTIONS MAY NOT BE PAID ON AUGUST 15 AND AUGUST 23, 2013, AS APPLICABLE, OR EVER, OR, IF THEY ARE PAID, THE DISTRIBUTIONS MAY BE RECLAIMED BY CWH,

- WE ARE CURRENTLY INVOLVED IN A NUMBER OF LITIGATION AND ARBITRATION PROCEEDINGS. THE RESULTS OF SUCH PROCEEDINGS ARE DIFFICULT TO PREDICT AND WE CAN PROVIDE NO ASSURANCES REGARDING SUCH RESULTS. EVEN IF WE ARE SUCCESSFUL IN SUCH LEGAL PROCEEDINGS, THE PENDENCY AND CONDUCT OF SUCH PROCEEDINGS MAY BE EXPENSIVE AND DISTRACTING TO OUR MANAGEMENT, AND COULD BE DISRUPTIVE OF OUR OPERATIONS OR CAUSE US TO EXPERIENCE LOSSES,

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE UNITED STATES MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY REDUCE DEMAND FOR LEASING OFFICE SPACE. IF THE DEMAND FOR LEASING OFFICE SPACE REMAINS OR BECOMES FURTHER DEPRESSED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- OUR COSTS FOR TENANT IMPROVEMENTS AND LEASING COMMISSIONS MAY CONTINUE AT HIGH RATES OR EVEN INCREASE, AND ANY INVESTMENTS WE MAY MAKE IN AN ATTEMPT TO INCREASE OR MAINTAIN OUR OCCUPANCIES MAY NOT SUCCEED,

- LOWERING OUR HISTORICAL COMMON SHARE DISTRIBUTION RATE BEGINNING IN THE FOURTH QUARTER OF 2012 MAY ALLOW US TO RETAIN MORE CASH FLOW, WHICH COULD ALLOW US TO MORE AGGRESSIVELY LEASE SPACE AND INCREASE OCCUPANCY AT OUR PROPERTIES. HOWEVER, THERE IS NO GUARANTEE THAT WE WILL BE SUCCESSFUL LEASING SPACE AND NO GUARANTEE THAT OUR OCCUPANCY WILL INCREASE AS A DIRECT OR INDIRECT RESULT OF LOWERING OUR COMMON SHARE DISTRIBUTION RATE OR OTHERWISE,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR UNLESS AND UNTIL WE MAY SELL OUR SIR SHARES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO US SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,



- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN IS SUBJECT TO US OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS, IN PART, UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- CONTINGENCIES IN OUR SALE AGREEMENTS MAY NOT BE SATISFIED AND COULD RESULT IN OUR SALES NOT OCCURRING OR BEING DELAYED, OR COULD RESULT IN THE TERMS OF THE TRANSACTIONS CHANGING,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF MARKET CONDITIONS OR OTHERWISE,

- WE MAY NOT SUCCEED IN SELLING OUR PROPERTIES WE HAVE IDENTIFIED OR MAY IDENTIFY FOR SALE FOR PRICES AT LEAST EQUAL TO THEIR NET BOOK VALUE, ON SATISFACTORY TERMS, DURING 2013, OR AT ALL,

- THE DISTRIBUTIONS WE RECEIVE FROM SIR MAY DECLINE OR WE MAY BE UNABLE TO SELL OUR SIR SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES AND ANY SUCH SALE MAY BE AT A DISCOUNT TO MARKET PRICE IN LIGHT OF THE SIZE OF OUR SIR HOLDINGS, OR OTHERWISE, AND

- WE BELIEVE THAT OUR HISTORICAL AND CONTINUING RELATIONSHIPS WITH SIR, GOVERNMENT PROPERTIES INCOME TRUST, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES HAVE AND MAY CONTINUE TO BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS THE RESULTS OF OUR PENDING LITIGATION AND ARBITRATION PROCEEDINGS, NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



Capitol Tower, Austin, TX.
Square Feet: 170,052.

COMPANY PROFILE



COMPANY PROFILE

The Company:

CommonWealth REIT is a real estate investment trust, or REIT, which primarily owns office buildings located throughout the United States. The majority of our wholly owned properties are office buildings located in central business districts, or CBDs, and suburban areas of major metropolitan markets. As of June 30, 2013, our wholly owned properties also included 8.8 million square feet of industrial and other space as well as 1.8 million square feet of office and industrial properties in Australia. As of June 30, 2013, we owned approximately 56.0% of the common shares of Select Income REIT, or SIR, a publicly traded REIT which owns 25.4 million square feet of primarily net leased, single tenant office and industrial properties, including 17.8 million square feet which are primarily leasable industrial and commercial lands in Oahu, Hawaii. Because we owned a majority of SIR's common shares as of June 30, 2013, we consolidate SIR's financial position and results of operations in our consolidated financial statements. On July 2, 2013, SIR issued and sold to the public 10.5 million of its common shares of beneficial interest in a registered public offering. After this offering, our 22.0 million common shares of SIR represented approximately 44.2% of SIR's outstanding common shares and SIR ceased to be our consolidated subsidiary. Beginning with the filing of our Quarterly Report on Form 10-Q for the period ended September 30, 2013, we will deconsolidate our investment in SIR and account for our investment in SIR under the equity method. We have been investment grade rated since 1994, and we are included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE NAREIT Composite Index.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbols:

Common Stock -- CWH
Preferred Stock Series D -- CWH-PD
Preferred Stock Series E -- CWH-PE
7.50% Senior Notes due 2019 -- CWHN
5.75% Senior Notes due 2042 -- CWHO

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-

Consolidated Portfolio Data (as of 6/30/2013) [1]:

Total properties	445
Total sq. ft. (000s)	72,717
Percent leased	89.2%

Wholly Owned Portfolio Data (as of 6/30/2013) [1][2]:

Total properties	345
Total sq. ft. (000s)	47,325
Percent leased	85.8%

[1] Excludes properties classified in discontinued operations.

[2] Excludes properties owned by SIR.



COMPANY PROFILE (continued)

Management:

CWH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of June 30, 2013, RMR managed a large portfolio of publicly owned real estate, including approximately 1,700 properties located in 46 states, Washington, DC, Puerto Rico, Canada and Australia. RMR has approximately 840 employees in its headquarters and regional offices located throughout the U.S. In addition to managing CWH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and SIR, a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH that manages certain of SNH's senior living communities for SNH's account, and TravelCenters of America LLC, or TA, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $23.0 billion as of June 30, 2013. We believe that being managed by RMR is a competitive advantage for CWH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to CWH at costs that are lower than we would have to pay for similar quality services.

Consolidated Portfolio Concentration by Property Type (1):

	6/30/2013 Sq. Ft.	Q2 2013 Rental Income	Q2 2013 NOI (2)
CBD Office	30.3%	50.9%	45.5%
Suburban Office	28.0%	32.7%	33.2%
Industrial & Other	41.7%	16.4%	21.3%
Total	100.0%	100.0%	100.0%

Wholly Owned Portfolio Concentration by Property Type (1)(3):

	6/30/2013 Sq. Ft.	Q2 2013 Rental Income	Q2 2013 NOI (2)
CBD Office	46.3%	60.7%	58.4%
Suburban Office	35.1%	31.1%	31.2%
Industrial & Other	18.6%	8.2%	10.4%
Total	100.0%	100.0%	100.0%

(1) Excludes properties classified in discontinued operations.

(2) See Exhibit A for the calculation of net operating income, or NOI, and a reconciliation of those amounts to net income determined in accordance with United States generally accepted accounting principles, or GAAP.

(3) Excludes properties owned by SIR.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

William A. Lamkin
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Joseph L. Morea
Independent Trustee

Senior Management

Adam D. Portnoy
President

David M. Lepore
Senior Vice President & Chief Operating Officer

John C. Popeo
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261
(e-mail) info@cwhreit.com
(website) www.cwhreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer & Chief Financial Officer, at (617) 332-3990
or jpopeo@cwhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@cwhreit.com, or Carlynn Finn, Senior
Manager, Investor Relations, at (617) 796-8222 or cfinn@cwhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

RBC Capital Markets
Rich Moore
(440) 715-2646

Citigroup
Michael Bilerman
(212) 816-1383

Stifel Nicolaus
John Guinee
(443) 224-1307

JMP Securities
Mitch Germain
(212) 906-3546

Debt Research Coverage

Bank of America / Merrill Lynch
Thomas Truxillo
(980) 386-5212

Credit Suisse
John Giordano
(212) 538-4935

Citigroup
Thomas Cook
(212) 723-1112

Wells Fargo Securities
Thierry Perrin
(704) 715-8455

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Susan Madison
(212) 438-4516

CWH is followed by the analysts, and its publicly held debt and preferred shares are rated by the rating agencies, listed above. Please note that any opinions, estimates or forecasts regarding CWH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of CWH or its management. CWH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



Meridian Center, Columbia, SC.
Square Feet: 334,075.

KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended [1]				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Shares Outstanding:					
Common shares outstanding (at end of period)	118,314	118,304	83,804	83,804	83,730
Common shares outstanding (at end of period) -- diluted [1]	125,612	125,602	91,102	91,102	91,028
Preferred shares outstanding (at end of period) [1]	26,180	26,180	26,180	26,180	32,180
Weighted average common shares outstanding -- basic	118,309	94,154	83,804	83,745	83,727
Weighted average common shares outstanding -- diluted [1]	125,607	101,452	91,102	91,043	91,025
Common Share Data:					
Price at end of period	$ 23.12	$ 22.44	$ 15.84	$ 14.56	$ 19.12
High during period	$ 23.30	$ 25.25	$ 16.26	$ 19.48	$ 19.25
Low during period	$ 19.55	$ 15.43	$ 13.46	$ 14.27	$ 17.03
Annualized dividends paid per share [2]	$ 1.00	$ 1.00	$ 1.00	$ 2.00	$ 2.00
Annualized dividend yield (at end of period) [2]	4.3%	4.5%	6.3%	13.7%	10.5%
Annualized normalized funds from operations multiple (at end of period) [3]	9.2x	7.2x	4.8x	4.4x	5.7x
Cash available for distribution multiple (at end of period) [4]	16.5x	14.7x	10.1x	8.7x	10.7x
Selected Balance Sheet Data:					
Total assets	$ 8,019,538	$ 8,082,668	$ 8,189,634	$ 7,946,955	$ 7,798,584
Total liabilities	$ 3,947,061	$ 3,955,938	$ 4,688,166	$ 4,446,831	$ 4,116,458
Gross book value of real estate assets [5]	$ 8,731,595	$ 8,780,145	$ 8,636,253	$ 8,451,506	$ 8,214,087
Equity investments (book value)	$ 11,407	$ 11,394	$ 184,711	$ 178,996	$ 180,237
Total debt / gross book value of real estate assets, plus book value of equity investments [5]	41.8%	41.6%	49.3%	48.1%	45.5%
Book Capitalization:					
Total debt [6]	$ 3,651,509	$ 3,658,214	$ 4,349,821	$ 4,151,036	$ 3,817,861
Plus: total stockholders' equity	4,072,477	4,126,730	3,501,468	3,500,124	3,682,126
Total book capitalization	$ 7,723,986	$ 7,784,944	$ 7,851,289	$ 7,651,160	$ 7,499,987
Total debt [6] / total book capitalization	47.3%	47.0%	55.4%	54.3%	50.9%
Market Capitalization:					
Total debt (book value) [6]	$ 3,651,509	$ 3,658,214	$ 4,349,821	$ 4,151,036	$ 3,817,861
Plus: market value of preferred shares (at end of period)	625,999	646,067	627,774	643,390	786,601
Plus: market value of common shares (at end of period)	2,735,421	2,654,743	1,327,456	1,220,187	1,600,926
Total market capitalization	$ 7,012,929	$ 6,959,024	$ 6,305,051	$ 6,014,613	$ 6,205,388
Total debt [6] / total market capitalization	52.1%	52.6%	69.0%	69.0%	61.5%

[1] As of 6/30/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO, normalized funds from operations, or Normalized FFO, and weighted average common shares outstanding.

[2] The amounts stated are based on the amounts paid during the periods. On October 9, 2012, CWH adjusted its dividend per share to $0.25 per quarter, or $1.00 per year.

[3] See Exhibit C for the calculation of Normalized FFO and for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts. Normalized FFO multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) annualized Normalized FFO available for CommonWealth REIT common shareholders per share for the current quarter.

[4] See Exhibit D for the calculation of cash available for distribution, or CAD, and for a reconciliation of Normalized FFO available for CommonWealth REIT common shareholders to those amounts, and see Exhibit C for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to Normalized FFO available for CommonWealth REIT common shareholders. CAD multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) the aggregate last four quarters of CAD.

[5] Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and after impairment writedowns, if any.

[6] Total debt includes net unamortized premiums and discounts.

KEY FINANCIAL DATA (continued)



(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Selected Income Statement Data:					
Rental income	$ 274,766	$ 275,048	$ 264,692	$ 255,225	$ 249,797
NOI [1]	$ 165,012	$ 165,389	$ 151,271	$ 149,235	$ 146,763
Adjusted EBITDA [2]	$ 143,457	$ 152,052	$ 143,231	$ 141,488	$ 140,498
NOI margin [3]	60.1%	60.1%	57.1%	58.5%	58.8%
Net income (loss)	$ 28,917	$ 35,624	$ (147,270)	$ 22,265	$ 20,586
Net income (loss) attributable to CommonWealth REIT [4]	$ 18,889	$ 25,667	$ (152,784)	$ 17,618	$ 16,065
Preferred distributions	$ (11,151)	$ (11,151)	$ (11,151)	$ (12,755)	$ (13,823)
Excess redemption price paid over carrying value of preferred shares	$ -	$ -	$ -	$ (4,985)	$ -
Net income (loss) available for CommonWealth REIT common shareholders	$ 7,738	$ 14,516	$ (163,935)	$ (122)	$ 2,242
Normalized FFO [5]	$ 85,670	$ 84,977	$ 79,871	$ 82,072	$ 83,639
Normalized FFO available for CommonWealth REIT common shareholders [5]	$ 74,519	$ 73,826	$ 68,720	$ 69,317	$ 69,816
CAD [6]	$ 37,278	$ 46,855	$ 15,540	$ 33,452	$ 37,459
Common distributions paid [7]	$ 29,576	$ 20,951	$ 20,951	$ 41,866	$ 41,861
Per Share Data [8]:					
Net income (loss) available for CommonWealth REIT common shareholders -- basic and diluted	$ 0.07	$ 0.15	$ (1.96)	$ -	$ 0.03
Normalized FFO available for CommonWealth REIT common shareholders -- basic and diluted [5] [8]	$ 0.63	$ 0.78	$ 0.82	$ 0.83	$ 0.83
CAD [6]	$ 0.32	$ 0.50	$ 0.19	$ 0.40	$ 0.45
Common distributions paid [7]	$ 0.25	$ 0.25	$ 0.25	$ 0.50	$ 0.50
Payout Ratios:					
Quarterly Normalized FFO payout ratio [5]	39.7%	28.4%	30.5%	60.4%	60.0%
Trailing four quarters CAD payout ratio [9]	85.1%	94.2%	111.5%	118.9%	108.5%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	3.3x	2.9x	2.7x	2.8x	2.8x
Adjusted EBITDA [2] / interest expense and preferred distributions	2.6x	2.4x	2.2x	2.2x	2.2x

[1] See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

[2] See Exhibit B for the calculation of earnings before interest, taxes, depreciation and amortization, or EBITDA, EBITDA as adjusted, or Adjusted EBITDA, and for a reconciliation of net income determined in accordance with GAAP to those amounts.

[3] NOI margin is defined as NOI as a percentage of rental income.

[4] Excludes noncontrolling interest in SIR, which was CWH's consolidated subsidiary as of 6/30/2013. CWH owned 22,000 SIR common shares, or approximately 56.0% of SIR's total outstanding common shares, as of 6/30/2013.

[5] See Exhibit C for the calculation of Normalized FFO available for CommonWealth REIT common shareholders and for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts. Quarterly Normalized FFO payout ratio is calculated as the ratio of (i) common distributions paid to (ii) Normalized FFO available for CommonWealth REIT common shareholders.

[6] See Exhibit D for the calculation of CAD and for a reconciliation of Normalized FFO available for CommonWealth REIT common shareholders to those amounts and see Exhibit C for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to Normalized FFO available for CommonWealth REIT common shareholders.

[7] The amounts stated are based on the amounts paid during the periods. On October 9, 2012, CWH adjusted its dividend per share to $0.25 per quarter, or $1.00 per year.

[8] As of 6/30/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income available for common shareholders, diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding.

[9] Calculated as the aggregate last four quarters' ratio of (i) common distributions paid, to (ii) CAD. Pro forma for the October 9, 2012 change in dividend per share to $0.25 per quarter, or $1.00 per year, the CAD payout ratio would be 69.4% for the trailing four quarters ended 6/30/2013.



CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	June 30, 2013	December 31, 2012
ASSETS		
Real estate properties:		
Land	$ 1,533,543	$ 1,531,416
Buildings and improvements	6,446,307	6,297,993
	7,979,850	7,829,409
Accumulated depreciation	(1,090,928)	(1,007,606)
	6,888,922	6,821,803
Properties held for sale	128,529	171,832
Acquired real estate leases, net	394,978	427,756
Equity investments	11,407	184,711
Cash and cash equivalents	77,520	102,219
Restricted cash	18,009	16,626
Rents receivable, net of allowance for doubtful accounts		
of $8,769 and $9,962, respectively	274,988	253,394
Other assets, net	225,185	211,293
Total assets	$ 8,019,538	$ 8,189,634
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 135,000	$ 297,000
SIR revolving credit facility	235,000	95,000
Senior unsecured debt, net	2,304,465	2,972,994
Mortgage notes payable, net	977,044	984,827
Liabilities related to properties held for sale	1,588	2,339
Accounts payable and accrued expenses	165,449	194,184
Assumed real estate lease obligations, net	62,270	69,304
Rent collected in advance	29,260	35,700
Security deposits	24,031	23,860
Due to related persons	12,954	12,958
Total liabilities	3,947,061	4,688,166
Shareholders' equity:		
Shareholders' equity attributable to CommonWealth REIT:		
Preferred shares of beneficial interest, $0.01 par value:		
50,000,000 shares authorized;		
Series D preferred shares; 6 1/2% cumulative convertible;		
15,180,000 shares issued and outstanding, aggregate liquidation		
preference $379,500	368,270	368,270
Series E preferred shares; 7 1/4% cumulative redeemable on or after		
May 15, 2016; 11,000,000 shares issued and outstanding,		
aggregate liquidation preference $275,000	265,391	265,391
Common shares of beneficial interest, $0.01 par value:		
350,000,000 shares authorized; 118,314,068 and 83,804,068 shares		
issued and outstanding, respectively	1,183	838
Additional paid in capital	4,212,182	3,585,400
Cumulative net income	2,431,456	2,386,900
Cumulative other comprehensive income (loss)	(32,576)	565
Cumulative common distributions	(3,023,096)	(2,972,569)
Cumulative preferred distributions	(551,669)	(529,367)
Total shareholders' equity attributable to CommonWealth REIT	3,671,141	3,105,428
Noncontrolling interest in consolidated subsidiary	401,336	396,040
Total shareholders' equity	4,072,477	3,501,468
Total liabilities and shareholders' equity	$ 8,019,538	$ 8,189,634

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS



(amounts in thousands, except per share data)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Rental income [1]	$ 274,766	$ 249,797	$ 549,814	$ 493,175
Expenses:				
Operating expenses	109,754	103,034	219,413	200,270
Depreciation and amortization	67,389	60,433	133,912	118,452
General and administrative	21,653	12,595	38,919	24,131
Acquisition related costs	145	1,434	773	3,936
Total expenses	198,941	177,496	393,017	346,789
Operating income	75,825	72,301	156,797	146,386
Interest and other income	250	360	708	645
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees of $284, $1,005, $913 and $1,751, respectively)	(43,762)	(50,237)	(96,106)	(99,343)
Loss on early extinguishment of debt	-	(1,608)	(60,027)	(1,675)
Equity in earnings of investees	159	2,829	4,421	5,787
Gain on sale of equity investment	-	-	66,293	-
Income from continuing operations before income tax expense	32,472	23,645	72,086	51,800
Income tax expense	(754)	(92)	(1,742)	(584)
Income from continuing operations	31,718	23,553	70,344	51,216
Discontinued operations:				
Loss from discontinued operations [1]	(311)	(3,317)	(2,223)	(6,406)
Loss on asset impairment from discontinued operations	(4,589)	-	(8,535)	-
Gain on sale of properties from discontinued operations	2,099	350	3,359	350
Income before gain on sale of properties	28,917	20,586	62,945	45,160
Gain on sale of properties	-	-	1,596	-
Net income	28,917	20,586	64,541	45,160
Net income attributable to noncontrolling interest in consolidated subsidiary	(10,028)	(4,521)	(19,985)	(5,415)
Net income attributable to CommonWealth REIT	18,889	16,065	44,556	39,745
Preferred distributions	(11,151)	(13,823)	(22,302)	(27,646)
Net income available for CommonWealth REIT common shareholders	$ 7,738	$ 2,242	$ 22,254	$ 12,099
Amounts attributable to CommonWealth REIT common shareholders:				
Income from continuing operations	$ 10,539	$ 5,209	$ 29,653	$ 18,155
Loss from discontinued operations	(311)	(3,317)	(2,223)	(6,406)
Loss on asset impairment from discontinued operations	(4,589)	-	(8,535)	-
Gain on sale of properties from discontinued operations	2,099	350	3,359	350
Net income	$ 7,738	$ 2,242	$ 22,254	$ 12,099
Weighted average common shares outstanding -- basic and diluted	118,309	83,727	106,298	83,724
Basic and diluted earnings per common share attributable to CommonWealth REIT common shareholders [2]:				
Income from continuing operations	$ 0.09	$ 0.06	$ 0.28	$ 0.22
Loss from discontinued operations	$ (0.02)	$ (0.04)	$ (0.07)	$ (0.07)
Net income	$ 0.07	$ 0.03	$ 0.21	$ 0.14
Additional Data:				
General and administrative expenses / rental income	7.88%	5.04%	7.08%	4.89%
General and administrative expenses / total assets (at end of period)	0.27%	0.16%	0.49%	0.31%
Continuing Operations:				
Non cash straight line rent adjustments [1]	$ 8,849	$ 10,050	$ 19,780	$ 18,162
Lease value amortization [1]	$ (2,431)	$ (2,666)	$ (4,960)	$ (4,841)
Lease termination fees included in rental income	$ 1,015	$ 1,021	$ 1,410	$ 2,100
Capitalized interest expense	$ -	$ -	$ -	$ -
Discontinued Operations:				
Non cash straight line rent adjustments [1]	$ (13)	$ (151)	$ 18	$ (171)
Lease value amortization [1]	$ -	$ (52)	$ -	$ (173)
Lease termination fees included in rental income	$ 40	$ 93	$ 161	$ 178

[1] We report rental income on a straight line basis over the terms of the respective leases; rental income and loss from discontinued operations include non-cash straight line rent adjustments. Rental income and loss from discontinued operations also include non-cash amortization of intangible lease assets and liabilities.

[2] Assuming no fundamental change has occurred, as of 6/30/2013, we had 15,180 series D cumulative convertible preferred shares outstanding that were convertible into 7,298 common shares and the effect of a conversion of our series D cumulative convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive for all periods presented. See Exhibit E for calculations of diluted net income and weighted average common shares outstanding (assuming no fundamental change has occurred). If the arbitration panel determines that the Corvex/Related consent solicitation is legally effective and CWH's entire Board of Trustees has been removed, such removal would constitute a fundamental change under the 6.5% series D cumulative convertible preferred shares giving holders of such shares the option to convert these shares into common shares at a ratio based on 98% of the average closing market price for a period before such removal is effective unless CWH repurchases these shares for their par value plus accrued and unpaid distributions.



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Six Months Ended	
	6/30/2013	6/30/2012
Cash flows from operating activities:		
Net income	$ 64,541	$ 45,160
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	96,006	90,680
Net amortization of debt discounts, premiums and deferred financing fees	913	1,751
Straight line rental income	(19,798)	(17,991)
Amortization of acquired real estate leases	33,060	29,422
Other amortization	9,806	9,815
Loss on asset impairment	8,535	-
Loss on early extinguishment of debt	60,027	1,675
Equity in earnings of investees	(4,421)	(5,787)
Gain on sale of equity investment	(66,293)	-
Distributions of earnings from investees	4,111	5,592
Gain on sale of properties	(4,955)	(350)
Change in assets and liabilities:		
Restricted cash	966	(4,339)
Rents receivable and other assets	(22,449)	(17,943)
Accounts payable and accrued expenses	(15,737)	2,429
Rent collected in advance	(7,730)	(5,493)
Security deposits	122	713
Due to related persons	(3)	3,369
Cash provided by operating activities	136,701	138,703
Cash flows from investing activities:		
Real estate acquisitions	(165,110)	(253,710)
Real estate improvements	(53,908)	(50,636)
Principal payments received from direct financing lease	3,444	3,283
Proceeds from sale of properties, net	33,863	338
Proceeds from sale of equity investment, net	239,576	-
Distributions in excess of earnings from investees	168	2,766
Investment in Affiliates Insurance Company	-	(5,335)
Increase in restricted cash	(2,349)	(2,121)
Cash provided by (used in) investing activities	55,684	(305,415)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	626,809	180,814
Repurchase and retirement of outstanding debt securities	(728,021)	-
Proceeds from borrowings	936,000	444,500
Payments on borrowings	(962,207)	(395,250)
Deferred financing fees	(1,200)	(6,049)
Distributions to common shareholders	(50,527)	(83,722)
Distributions to preferred shareholders	(22,302)	(27,466)
Distributions to noncontrolling interest in consolidated subsidiary	(14,863)	-
Cash (used in) provided by financing activities	(216,311)	112,827
Effect of exchange rate changes on cash	(773)	(73)
Decrease in cash and cash equivalents	(24,699)	(53,958)
Cash and cash equivalents at beginning of period	102,219	192,763
Cash and cash equivalents at end of period	$ 77,520	$ 138,805
Supplemental cash flow information:		
Interest paid	$ 109,108	$ 99,227
Taxes paid	1,134	536
Non-cash investing activities:		
Real estate acquisitions	$ -	$ (176,884)
Investment in real estate mortgage receivable	(7,688)	(1,419)
Non-cash financing activities:		
Issuance of common shares	$ 244	$ 187
Assumption of mortgage notes payable	-	176,884

SUMMARY OF EQUITY INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES [1]



(dollars in thousands)

	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Consolidated common shares owned:					
Government Properties Income Trust [2]	-	-	9,950,000	9,950,000	9,950,000
Affiliates Insurance Company [3][4]	40,000	40,000	40,000	40,000	40,000
Consolidated percent owned:					
Government Properties Income Trust [2]	0.0%	0.0%	18.2%	21.1%	21.1%
Affiliates Insurance Company [3][4]	25.0%	25.0%	25.0%	25.0%	25.0%
Consolidated percent of total assets (book value):					
Government Properties Income Trust [2]	0.0%	0.0%	2.1%	2.1%	2.2%
Affiliates Insurance Company [3][4]	0.1%	0.1%	0.1%	0.1%	0.1%
Total	0.1%	0.1%	2.2%	2.2%	2.3%
Consolidated carrying book value on balance sheet:					
Government Properties Income Trust [2]	$ -	$ -	$ 173,452	$ 167,880	$ 169,421
Affiliates Insurance Company [3][4]	11,407	11,394	11,259	11,116	10,816
Total	$ 11,407	$ 11,394	$ 184,711	$ 178,996	$ 180,237
Consolidated market value of shares owned:					
Government Properties Income Trust [2]	$ -	$ -	$ 238,502	$ 232,830	$ 225,069
Affiliates Insurance Company [3][4]	N/A	N/A	N/A	N/A	N/A
Total	$ -	$ -	$ 238,502	$ 232,830	$ 225,069

	For the Three Months Ended		For the Six Months Ended	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Equity in earnings of investees:				
Government Properties Income Trust [2]	$ -	$ 2,680	$ 4,111	$ 5,593
Affiliates Insurance Company [3][4]	159	149	310	194
	$ 159	$ 2,829	$ 4,421	$ 5,787
Adjusted EBITDA from investees:				
Government Properties Income Trust [2]	$ -	$ 6,019	$ 5,232	$ 12,200
Affiliates Insurance Company [3][4]	159	149	310	194
	$ 159	$ 6,168	$ 5,542	$ 12,394
FFO from investees:				
Government Properties Income Trust [2]	$ -	$ 5,093	$ 4,591	$ 10,404
Affiliates Insurance Company [3][4]	159	149	310	194
	$ 159	$ 5,242	$ 4,901	$ 10,598
Normalized FFO from investees:				
Government Properties Income Trust [2]	$ -	$ 5,144	$ 4,596	$ 10,466
Affiliates Insurance Company [3][4]	159	149	310	194
	$ 159	$ 5,293	$ 4,906	$ 10,660
Cash distributions from investees:				
Government Properties Income Trust [2]	$ -	$ 4,179	$ 4,279	$ 8,358
Affiliates Insurance Company [3][4]	-	-	-	-
	$ -	$ 4,179	$ 4,279	$ 8,358

[1] Excludes 22,000,000 shares representing our approximately 56.0% ownership interest in SIR as of 6/30/2013.

[2] In March 2013, CWH sold all 9,950,000 common shares that it owned of GOV in a public offering for $25.20 per common share, raising gross proceeds of $250,740. CWH recognized a gain on this sale of an equity investment of $66,293 as a result of the per share sale price being above CWH's per share carrying value.

[3] Affiliates Insurance Company, or AIC, is a private company owned equally by each of the public companies to which RMR provides management services, including CWH and SIR, and RMR.

[4] In May 2012, SIR purchased 20,000 common shares of AIC's common stock for an aggregate purchase price of $5,335. As of 6/30/2013, we and SIR collectively owned 25.0% of AIC.

SUMMARY OF INVESTMENT IN MAJORITY OWNED CONSOLIDATED SUBSIDIARY

(dollars in thousands)



	For the Six Months Ended and as of 6/30/2013
SIR common shares owned by CWH	22,000,000
Total SIR common shares outstanding	39,292,592
Percent of SIR owned by CWH	56.0%
Percent of SIR attributable to noncontrolling interest	44.0%
Carrying book value of SIR shares owned by CWH	$ 510,588
Market value of SIR shares owned by CWH	$ 616,880
Equity attributable to noncontrolling interest	$ 401,336
Dividends received from SIR shares owned by CWH	$ 18,920
SIR Information:	
Undepreciated real estate properties	$ 1,446,781
Total assets	$ 1,580,773
Revolving credit facility - amounts outstanding	$ 235,000
Total liabilities	$ 668,849
Shareholders' equity	$ 911,924
NOI	$ 72,921
FFO	$ 59,379
Normalized FFO	$ 60,068
CAD	$ 54,069
Noncontrolling Interest Information:	
Weighted average noncontrolling interest percentage	44.0%
NOI attributable to noncontrolling interest	$ 32,086
FFO attributable to noncontrolling interest	$ 26,128
Normalized FFO attributable to noncontrolling interest	$ 26,431
CAD attributable to noncontrolling interest	$ 23,792

CONSOLIDATED DEBT SUMMARY
As of June 30, 2013



(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Secured Fixed Rate Debt:						
Secured debt One property in Macon, GA	4.950%	6.280%	$ 12,199	5/11/2014	$ 11,930	0.9
Secured debt One property in St. Cloud, MN	5.990%	5.990%	8,132	2/1/2015	7,580	1.6
Secured debt Two properties in Stafford, VA	5.780%	2.280%	8,835	5/1/2015	8,268	1.8
Secured debt One property in Chelmsford, MA[2]	5.689%	3.860%	7,500	1/1/2016	7,500	2.5
Secured debt Two properties in Indianapolis, IN	5.235%	3.290%	116,000	3/1/2016	116,000	2.7
Secured debt One property in Lenexa, KS	5.760%	7.000%	7,286	5/1/2016	6,116	2.8
Secured debt One property in Jacksonville, FL	6.030%	8.000%	40,595	5/11/2016	38,994	2.9
Secured debt One property in Chicago, IL	6.290%	4.240%	145,394	7/11/2016	139,478	3.0
Secured debt One property in Birmingham, AL	7.360%	5.610%	11,058	8/1/2016	9,333	3.1
Secured debt Four properties in Folsom, CA	5.670%	3.330%	41,275	5/1/2017	41,275	3.8
Secured debt Two properties in Chicago, IL	5.680%	4.760%	265,000	6/1/2017	265,000	3.9
Secured debt Two properties in Carlsbad, CA[2]	5.950%	4.200%	18,339	9/1/2017	17,314	4.2
Secured debt One property in Philadelphia, PA[3]	2.825%	5.660%	174,074	12/2/2019	160,710	6.4
Secured debt One property in Austin, TX	5.690%	4.670%	28,593	1/5/2021	24,836	7.5
Secured debt One property in Columbia, SC	5.300%	4.580%	39,892	6/1/2021	34,113	7.9
Secured debt One property in North Haven, CT	6.750%	5.240%	3,610	3/1/2022	-	8.7
Secured debt One property in Morgan Hill, CA	6.140%	8.000%	12,190	1/5/2023	-	9.5
Secured debt One property in East Windsor, CT	5.710%	5.240%	7,441	3/1/2026	-	12.7
Total / weighted average secured fixed rate debt	5.223%	4.795%	$ 947,413		$ 888,447	4.4
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 150 bps) [4]	1.700%	1.700%	$ 135,000	10/19/2015	$ 135,000	2.3
SIR revolving credit facility (LIBOR + 130 bps) [5]	1.500%	1.500%	235,000	3/11/2016	235,000	2.7
Term loan (LIBOR + 185 bps) [6]	2.050%	2.050%	500,000	12/15/2016	500,000	3.5
SIR term loan (LIBOR + 155 bps) [7]	1.750%	1.750%	350,000	7/11/2017	350,000	4.0
Total / weighted average unsecured floating rate debt	1.819%	1.819%	$ 1,220,000		$ 1,220,000	3.4
Unsecured Fixed Rate Debt:						
Senior notes due 2014	5.750%	5.828%	$ 99,043	2/15/2014	$ 99,043	0.6
Senior notes due 2015	6.400%	6.601%	33,440	2/15/2015	33,440	1.6
Senior notes due 2015	5.750%	5.790%	138,773	11/1/2015	138,773	2.3
Senior notes due 2016	6.250%	6.470%	139,104	8/15/2016	139,104	3.1
Senior notes due 2017	6.250%	6.279%	250,000	6/15/2017	250,000	4.0
Senior notes due 2018	6.650%	6.768%	250,000	1/15/2018	250,000	4.5
Senior notes due 2019	7.500%	7.863%	125,000	11/15/2019	125,000	6.4
Senior notes due 2020	5.875%	6.166%	250,000	9/15/2020	250,000	7.2
Senior notes due 2042	5.750%	5.974%	175,000	8/1/2042	175,000	29.1
Total / weighted average unsecured fixed rate debt	6.223%	6.391%	$ 1,460,360		$ 1,460,360	7.3
Total / weighted average unsecured debt	4.219%	4.310%	$ 2,680,360		$ 2,680,360	5.5
Summary Debt:						
Total / weighted average secured fixed rate debt	5.223%	4.795%	$ 947,413		$ 888,447	4.4
Total / weighted average unsecured floating rate debt	1.819%	1.819%	1,220,000		1,220,000	3.4
Total / weighted average unsecured fixed rate debt	6.223%	6.391%	1,460,360		1,460,360	7.3
Total / weighted average debt	4.481%	4.437%	$ 3,627,773 [8]		$ 3,568,807	5.2

[1] Includes the effect of interest rate protection and mark to market accounting for certain mortgages, and discounts on unsecured notes. Excludes effects of offering and transaction costs.

[2] Represents mortgages assumed by SIR.

[3] Interest is payable at a rate equal to a premium over LIBOR but has been fixed by a cash flow hedge, which sets the rate at approximately 5.66% until 12/1/2016. The loan is being amortized on a 30 year direct reduction basis until maturity. Coupon represents floating interest rate at 6/30/2013.

[4] Represents amounts outstanding on CWH's $750,000 revolving credit facility at 6/30/2013. CWH has an option to extend the facility for an additional year, subject to CWH's payment of a fee and satisfaction of certain conditions. Interest paid under CWH's revolving credit facility is calculated at floating rates based upon LIBOR plus premiums that vary depending upon CWH's credit ratings. Interest rate presented is at 6/30/2013.

[5] Represents debt of SIR as of 6/30/2013. SIR has an option to extend the facility for an additional year, subject to SIR's payment of a fee and satisfaction of certain conditions. Interest paid under SIR's revolving credit facility is calculated at floating rates based upon LIBOR plus premiums that vary depending upon SIR's leverage. Interest rate presented is at 6/30/2013.

[6] Represents amounts outstanding on CWH's term loan at 6/30/2013. Interest rate presented is at 6/30/2013.

[7] Represents amounts outstanding on SIR's term loan at 6/30/2013. Interest rate presented is at 6/30/2013.

[8] Total debt outstanding as of 6/30/2013, including net unamortized premiums and discounts, was $3,651,509.

CONSOLIDATED DEBT MATURITY SCHEDULE

(dollars in thousands)



Year	Scheduled Principal Payments During Period				Weighted Average Interest Rate [2]
	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt	Total [1]	
2013	$ -	$ -	4,292	$ 4,292	6.0%
2014	-	99,043	20,764	119,807	5.7%
2015	135,000 [3]	172,213	24,713	331,926	4.2%
2016	735,000 [4]	139,104	324,749	1,198,853	3.5%
2017	350,000	250,000	329,285	929,285	4.4%
2018	-	250,000	5,884	255,884	6.6%
2019	-	125,000	166,773	291,773	6.5%
2020	-	250,000	3,958	253,958	5.9%
2021	-	-	61,997	61,997	5.5%
2022	-	-	2,421	2,421	6.1%
Thereafter	-	175,000	2,577	177,577	5.7%
Total	$ 1,220,000	$ 1,460,360	$ 947,413	$ 3,627,773 [5]	4.6%
Percent	33.6%	40.3%	26.1%	100.0%	

[1] Represents amounts outstanding as of 6/30/2013.

[2] Includes current contractual interest rates.

[3] Represents amounts outstanding under CWH's $750,000 revolving credit facility, which matures on 10/19/2015. CWH has an option to extend the facility for an additional year, subject to CWH's payment of a fee and satisfaction of certain conditions.

[4] Includes $235,000 outstanding under SIR's revolving credit facility, which matures on 3/11/2016. SIR has an option to extend the facility for an additional year, subject to SIR's payment of a fee and satisfaction of certain conditions.

[5] Total debt outstanding as of 6/30/2013, including net unamortized premiums and discounts, was $3,651,509.



CONSOLIDATED LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Leverage Ratios:					
Total debt [1] / total assets	45.5%	45.3%	53.1%	52.2%	49.0%
Total debt [1] / gross book value of real estate assets [2]	41.8%	41.7%	50.4%	49.1%	46.5%
Total debt [1] / gross book value of real estate assets, plus book value of equity investments [2]	41.8%	41.6%	49.3%	48.1%	45.5%
Total debt [1] / total book capitalization	47.3%	47.0%	55.4%	54.3%	50.9%
Total debt [1] / total market capitalization	52.1%	52.6%	69.0%	69.0%	61.5%
Secured debt / total assets	12.2%	12.1%	12.0%	10.9%	10.3%
Variable rate debt / total debt [1]	33.4%	33.4%	28.6%	27.9%	23.0%
Variable rate debt / total assets	15.2%	15.1%	15.2%	14.6%	11.3%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	3.3x	2.9x	2.7x	2.8x	2.8x
Adjusted EBITDA [3] / interest expense + preferred distributions	2.6x	2.4x	2.2x	2.2x	2.2x
Total debt [1] / annualized Adjusted EBITDA [3]	6.4x	6.0x	7.6x	7.3x	6.8x
Public Debt Covenants:					
Debt / adjusted total assets [4] (maximum 60%)	40.5%	40.3%	47.3%	47.0%	44.0%
Secured debt / adjusted total assets [4] (maximum 40%)	10.8%	10.8%	10.7%	9.9%	9.2%
Consolidated income available for debt service [5] / debt service (minimum 1.5x)	3.4x	3.4x	2.7x	2.8x	2.8x
Total unencumbered assets [4] / unsecured debt (minimum 150% / 200%)	282.1%	284.3%	229.4%	230.3%	249.1%

(1) Total debt includes net unamortized premiums and discounts.

(2) Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations after impairment writedowns, if any.

(3) See Exhibit B for the calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to those amounts.

(4) Adjusted total assets and total unencumbered assets includes original cost of real estate assets calculated in accordance with GAAP and excludes depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any.

(5) Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.

CONSOLIDATED CAPITAL EXPENDITURES SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Tenant improvements [1]	$ 19,156	$ 13,682	$ 27,008	$ 17,924	$ 13,008
Leasing costs [2]	8,675	6,785	11,734	8,974	11,624
Building improvements [3]	7,139	1,385	9,916	2,828	2,867
Recurring capital expenditures	34,970	21,852	48,658	29,726	27,499
Development, redevelopment and other activities [4]	2,931	3,063	17,539	11,484	8,376
Total capital expenditures	$ 37,901	$ 24,915	$ 66,197	$ 41,210	$ 35,875
Average sq. ft. during period [5]	77,715	78,440	77,704	75,793	74,439
Building improvements per average sq. ft. during period	$ 0.09	$ 0.02	$ 0.13	$ 0.04	$ 0.04

[1] Tenant improvements include related capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs such as brokerage commissions and other tenant inducements.

[3] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

[5] Average sq. ft. feet during each period includes properties held for sale at the end of each period. As of 6/30/2013, CWH had 70 properties classified as held for sale.

ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2013

(dollars and sq. ft. in thousands, except per sq. ft. amounts)



Acquisitions [1]:

There were no acquisitions during the period.

Dispositions [1]:

Date Sold	Location	CBD Office/ Suburban Office/ Industrial & Other	Number of Properties	Sq. Ft.	Sale Price [2]	Net Book Value
Jan-13	Dearborn, MI	Suburban Office/ Industrial & Other	18	1,060	$ 10,250	$ 8,055
Mar-13	Boston, MA	Ancillary Land	N/A	N/A	1,806	210
Apr-13	Jefferson, WI	Industrial & Other	1	618	830	749
May-13	Rochester, NY	Suburban Office	1	57	4,025	3,747
Jun-13	Quincy, MA	Suburban Office	2	356	16,300	15,833
Jun-13	Rochester, NY	Suburban Office	1	30	1,600	1,108
Jun-13	Milford, CT	Suburban Office	1	144	5,250	4,833
Jun-13	Tukwila, WA	Ancillary Land	N/A	N/A	2,551	537
	Total		24	2,265	$ 42,612	$ 35,072

[1] Only includes wholly owned acquisitions and dispositions; excludes activities of SIR.

[2] Represents the gross contract sale price and excludes closing costs.



PORTFOLIO INFORMATION

Chase Tower, Indianapolis, IN.
Square Feet: 1,060,914.

CONSOLIDATED PORTFOLIO SUMMARY BY PROPERTY TYPE AND MAJOR MARKET [1]



(sq. ft. and dollars in thousands)

Number of Properties As of June 30, 2013

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Chicago, IL	4	6	1	11	2.5%
Oahu, HI [2]	-	-	58	58	13.0%
Metro Philadelphia, PA	5	5	-	10	2.2%
Other markets	45	235	86	366	82.3%
Total	54	246	145	445	100.0%
% of Total	12.1%	55.3%	32.6%	100.0%	

Total Square Feet As of June 30, 2013

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Chicago, IL	3,601	1,166	104	4,871	6.7%
Oahu, HI	-	-	17,914	17,914	24.6%
Metro Philadelphia, PA	4,597	255	-	4,852	6.7%
Other markets	13,853	18,927	12,300	45,080	62.0%
Total	22,051	20,348	30,318	72,717	100.0%
% of Total	30.3%	28.0%	41.7%	100.0%	

Rental Income for the Three Months Ended June 30, 2013

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Chicago, IL	$ 25,747	$ 6,200	$ 111	$ 32,058	11.7%
Oahu, HI	-	-	20,976	20,976	7.6%
Metro Philadelphia, PA	25,503	893	-	26,396	9.6%
Other markets	88,555	82,684	24,097	195,336	71.1%
Total	$ 139,805	$ 89,777	$ 45,184	$ 274,766	100.0%
% of Total	50.9%	32.7%	16.4%	100.0%	

NOI for the Three Months Ended June 30, 2013 [3]

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Chicago, IL	$ 13,411	$ 3,155	$ 102	$ 16,668	10.1%
Oahu, HI	-	-	16,624	16,624	10.1%
Metro Philadelphia, PA	12,905	249	-	13,154	8.0%
Other markets	48,810	51,307	18,449	118,566	71.8%
Total	$ 75,126	$ 54,711	$ 35,175	$ 165,012	100.0%
% of Total	45.5%	33.2%	21.3%	100.0%	

[1] The portfolio information included on this and the following pages of this Supplemental Operating and Financial Data report includes properties of SIR, which was our consolidated subsidiary as of 6/30/2013, unless the context indicates otherwise. Our ownership percentage of SIR was approximately 56.0% as of 6/30/2013. Excludes properties classified in discontinued operations.

[2] 58 properties in Oahu, HI include 13 individual buildings and 216 leasable land parcels and easements, including some that are contiguous.

[3] See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.

WHOLLY OWNED PORTFOLIO SUMMARY [1]



(sq. ft. and dollars in thousands)

	Number of Properties	Sq. Ft.	Occupancy	Rental Income	NOI [2]	% of Total NOI
As of and For the Three Months Ended June 30, 2013						
CBD Office	53	21,907	85.3%	$ 138,948	$ 74,813	58.4%
Suburban Office	215	16,628	81.4%	71,131	39,919	31.2%
Industrial & Other	77	8,790	95.0%	18,741	13,345	10.4%
Total	345	47,325	85.8%	$ 228,820	$ 128,077	100.0%

[1] Excludes properties owned by SIR or classified in discontinued operations.

[2] See Exhibit A for the calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

CONSOLIDATED SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Six Months Ended [2]	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Number of Properties:				
CBD Office	49	49	47	47
Suburban Office	229	229	229	229
Industrial & Other	142	142	142	142
Total	420	420	418	418
Square Feet:				
CBD Office	20,342	20,342	18,455	18,455
Suburban Office	18,085	18,085	18,085	18,085
Industrial & Other	28,726	28,726	28,726	28,726
Total	67,153	67,153	65,266	65,266
Percent Leased [3]:				
CBD Office	84.8%	88.7%	84.4%	88.4%
Suburban Office	82.9%	83.0%	82.9%	83.0%
Industrial & Other	94.5%	94.8%	94.5%	94.8%
Total	88.4%	89.7%	88.4%	89.7%
Rental Income [4]:				
CBD Office	$ 127,942	$ 132,695	$ 235,732	$ 241,864
Suburban Office	76,573	76,380	152,344	151,702
Industrial & Other	42,497	39,405	84,975	79,501
Total	$ 247,012	$ 248,480	$ 473,051	$ 473,067
Property Net Operating Income (NOI) [5]:				
CBD Office	$ 69,486	$ 72,017	$ 130,631	$ 135,768
Suburban Office	44,306	44,451	86,836	88,709
Industrial & Other	32,573	29,236	64,762	59,264
Total	$ 146,365	$ 145,704	$ 282,229	$ 283,741
Cash basis NOI [5]	$ 140,587	$ 137,407	$ 270,509	$ 269,494
NOI % Change:				
CBD Office	-3.5%		-3.8%	
Suburban Office	-0.3%		-2.1%	
Industrial & Other	11.4%		9.3%	
Total	0.5%		-0.5%	
Cash basis NOI	2.3%		0.4%	

[1] Based on properties owned continuously since 4/1/2012 and excludes properties classified in discontinued operations.

[2] Based on properties owned continuously since 1/1/2012 and excludes properties classified in discontinued operations.

[3] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[4] Includes some triple net lease rental income.

[5] See Exhibit A for the calculation of NOI and Cash Basis NOI, and for a reconciliation of those amounts to net income determined in accordance with GAAP.



CONSOLIDATED SAME PROPERTY RESULTS OF OPERATIONS BY MAJOR MARKET

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Six Months Ended [2]	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Number of Properties:				
Metro Chicago, IL	11	11	10	10
Oahu, HI [3]	57	57	57	57
Metro Philadelphia, PA	10	10	10	10
Other markets	342	342	341	341
Total	420	420	418	418
Square Feet:				
Metro Chicago, IL	4,870	4,870	3,852	3,852
Oahu, HI	17,865	17,865	17,865	17,865
Metro Philadelphia, PA	4,853	4,853	4,853	4,853
Other markets	39,565	39,565	38,696	38,696
Total	67,153	67,153	65,266	65,266
Percent Leased [4]:				
Metro Chicago, IL	85.2%	89.8%	86.6%	90.9%
Oahu, HI	93.4%	94.3%	93.4%	94.3%
Metro Philadelphia, PA	74.4%	84.3%	74.4%	84.3%
Other markets	88.3%	88.3%	88.1%	88.1%
Total	88.4%	89.7%	88.4%	89.7%
Rental Income [5]:				
Metro Chicago, IL	$ 32,058	$ 33,331	$ 51,740	$ 50,707
Oahu, HI	20,907	18,299	42,049	38,193
Metro Philadelphia, PA	26,396	30,227	56,403	60,371
Other markets	167,651	166,623	322,859	323,796
Total	$ 247,012	$ 248,480	$ 473,051	$ 473,067
Property Net Operating Income (NOI) [6]:				
Metro Chicago, IL	$ 16,668	$ 17,673	$ 27,230	$ 27,614
Oahu, HI	16,570	14,170	33,252	29,684
Metro Philadelphia, PA	13,154	16,421	29,156	32,208
Other markets	99,973	97,440	192,591	194,235
Total	$ 146,365	$ 145,704	$ 282,229	$ 283,741
Cash basis NOI [6]	$ 140,587	$ 137,407	$ 270,509	$ 269,494
NOI % Change:				
Metro Chicago, IL	-5.7%		-1.4%	
Oahu, HI	16.9%		12.0%	
Metro Philadelphia, PA	-19.9%		-9.5%	
Other markets	2.6%		-0.8%	
Total	0.5%		-0.5%	
Cash basis NOI	2.3%		0.4%	

(1) Based on properties owned continuously since 4/1/2012 and excludes properties classified in discontinued operations.

(2) Based on properties owned continuously since 1/1/2012 and excludes properties classified in discontinued operations.

(3) 57 properties in Oahu, HI include 13 individual buildings and 216 leasable land parcels and easements, including some that are contiguous.

(4) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

(5) Includes some triple net lease rental income.

(6) See Exhibit A for the calculation of NOI and Cash Basis NOI, and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.

CONSOLIDATED LEASING SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended [1]				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Properties	445	445	440	432	424
Total sq. ft. [2]	72,717	72,690	71,901	70,158	67,870
Percentage leased	89.2%	90.0%	90.0%	89.5%	89.8%
Leasing Activity (Sq. Ft.):					
Renewals	959	1,175	2,200	874	959
New leases	628	511	758	339	533
Total	1,587	1,686	2,958	1,213	1,492
% Change in Cash Rent [3]:					
Renewals	-8.9%	-3.7%	-7.2%	-8.3%	-8.5%
New leases	8.6%	5.0%	9.5%	5.4%	-3.3%
Weighted average	-0.2%	-1.2%	-2.3%	-4.2%	-6.9%
Leasing Cost and Concession Commitments [4]:					
Renewals	$ 7,905	$ 9,160	$ 21,655	$ 8,491	$ 30,636
New leases	41,844	10,830	18,531	7,868	20,065
Total	$ 49,749	$ 19,990	$ 40,186	$ 16,359	$ 50,701
Leasing Cost and Concession Commitments per Sq. Ft. [4]:					
Renewals	$ 8.24	$ 7.80	$ 9.84	$ 9.72	$ 31.95
New leases	$ 66.63	$ 21.19	$ 24.45	$ 23.21	$ 37.65
Total	$ 31.35	$ 11.86	$ 13.59	$ 13.49	$ 33.98
Weighted Average Lease Term by Sq. Ft. (years):					
Renewals	4.7	5.8	7.5	6.0	8.7
New leases	10.2	6.1	6.6	5.6	9.6
Total	6.9	5.9	7.3	5.9	9.0
Leasing Cost and Concession Commitments per Sq. Ft. per Year [4]:					
Renewals	$ 1.75	$ 1.34	$ 1.31	$ 1.62	$ 3.67
New leases	$ 6.53	$ 3.47	$ 3.70	$ 4.14	$ 3.92
Total	$ 4.54	$ 2.01	$ 1.86	$ 2.29	$ 3.78

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Percent difference in prior cash rents charged for same space.

[4] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases executed during the periods indicated.

CONSOLIDATED OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE AND MAJOR MARKET [1]



(sq. ft. in thousands)

Property Type/Market	Total Sq. Ft. As of 6/30/2013	Sq. Ft. Leases Executed During Three Months Ended 06/30/2013		
		Renewals	New	Total
CBD Office	22,051	270	354	624
Suburban Office	20,348	228	220	448
Industrial & Other	30,318	461	54	515
Total	72,717	959	628	1,587
Metro Chicago, IL	4,871	49	74	123
Oahu, HI	17,914	1	51	52
Metro Philadelphia, PA	4,852	55	150	205
Other markets	45,080	854	353	1,207
Total	72,717	959	628	1,587

Property Type/Market	As of 3/31/2013	3/31/2013 % Leased [2]	Sq. Ft. Leased			As of 6/30/2013	6/30/2013 % Leased
			Expired	Renewals and New	Acquisitions		
CBD Office	19,334	87.7%	(1,124)	624	-	18,834	85.4%
Suburban Office	17,255	84.8%	(440)	448	-	17,263	84.8%
Industrial & Other	28,819	95.1%	(602)	515	-	28,732	94.8%
Total	65,408	90.0%	(2,166)	1,587	-	64,829	89.2%
Metro Chicago, IL	4,147	85.2%	(122)	123	-	4,148	85.2%
Oahu, HI	16,791	93.8%	(118)	52	-	16,725	93.4%
Metro Philadelphia, PA	4,068	83.8%	(662)	205	-	3,611	74.4%
Other markets	40,402	89.6%	(1,264)	1,207	-	40,345	89.5%
Total	65,408	90.0%	(2,166)	1,587	-	64,829	89.2%

[1] Excludes properties classified in discontinued operations.

[2] Excludes effects of space remeasurements during the period.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.

CONSOLIDATED TENANTS REPRESENTING 1% OR MORE OF TOTAL CONSOLIDATED ANNUALIZED RENTAL INCOME
As of June 30, 2013 [1]



(sq. ft. in thousands)

Tenant	Sq. Ft. [2]	% of Total Sq. Ft. [2]	% of Annualized Rental Income [3]	Expiration
1. Bank of America N.A.	738	1.1%	1.8%	2013 to 2026
2. Telstra Corporation Limited	311	0.5%	1.7%	2020
3. Office Depot, Inc.	651	1.0%	1.7%	2016 and 2023
4. U.S. Government	614	0.9%	1.5%	2013 to 2032
5. Expedia, Inc.	365	0.6%	1.5%	2018
6. PNC Financial Services Group	587	0.9%	1.4%	2017 to 2021
7. John Wiley & Sons, Inc.	342	0.5%	1.4%	2017
8. J.P. Morgan Chase & Co.	412	0.6%	1.2%	2015 to 2025
9. The Bank of New York Mellon Corp.	395	0.6%	1.1%	2015 to 2021
10. Flextronics International Ltd.	1,051	1.6%	1.0%	2019
11. Royal Dutch Shell plc	631	1.0%	1.0%	2016
12. United Healthcare Services Inc.	483	0.7%	1.0%	2013 to 2023
13. Orbital Sciences Corp.	337	0.5%	1.0%	2023
Total	6,917	10.5%	17.3%	

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 6/30/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 6/30/2013, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

CONSOLIDATED THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE [1]



(dollars and sq. ft. in thousands)

	Total as of 6/30/2013	2013	2014	2015	2016 and Thereafter
CBD Office:					
Total sq. ft.	22,051				
Leased sq. ft. [2]	18,834	657	984	1,800	15,393
Percent	100.0%	3.5%	5.2%	9.6%	81.7%
Annualized rental income [3]	$ 501,330	$ 14,879	$ 25,248	$ 53,845	$ 407,358
Percent	100.0%	3.0%	5.0%	10.7%	81.3%
Suburban Office:					
Total sq. ft.	20,348				
Leased sq. ft. [2]	17,263	988	1,573	1,918	12,784
Percent	100.0%	5.7%	9.1%	11.1%	74.1%
Annualized rental income [3]	$ 352,516	19,176	30,501	36,971	265,868
Percent	100.0%	5.4%	8.7%	10.5%	75.4%
Industrial & Other:					
Total sq. ft.	30,318				
Leased sq. ft. [2]	28,732	1,040	905	1,529	25,258
Percent	100.0%	3.6%	3.1%	5.3%	88.0%
Annualized rental income [3]	$ 171,145	$ 7,199	$ 4,402	$ 10,339	$ 149,205
Percent	100.0%	4.2%	2.6%	6.0%	87.2%
Total:					
Total sq. ft.	72,717				
Leased sq. ft. [2]	64,829	2,685	3,462	5,247	53,435
Percent	100.0%	4.1%	5.3%	8.1%	82.5%
Annualized rental income [3]	$ 1,024,991	$ 41,254	$ 60,151	$ 101,155	$ 822,431
Percent	100.0%	4.0%	5.9%	9.9%	80.2%

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 6/30/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 6/30/2013, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

CONSOLIDATED THREE YEAR LEASE EXPIRATION SCHEDULE BY MAJOR MARKET [1]



(dollars and sq. ft. in thousands)

	Total as of 6/30/2013	2013	2014	2015	2016 and Thereafter
Metro Chicago, IL:					
Total sq. ft.	4,871				
Leased sq. ft. [2]	4,148	69	105	436	3,538
Percent	100.0%	1.7%	2.5%	10.5%	85.3%
Annualized rental income [3]	$ 119,512	$ 1,617	$ 2,583	$ 14,163	$ 101,149
Percent	100.0%	1.4%	2.2%	11.9%	84.5%
Oahu, HI:					
Total sq. ft.	17,914				
Leased sq. ft. [2]	16,725	439	248	318	15,720
Percent	100.0%	2.6%	1.5%	1.9%	94.0%
Annualized rental income [3]	$ 78,265	$ 3,296	$ 993	$ 2,311	$ 71,665
Percent	100.0%	4.2%	1.3%	3.0%	91.5%
Metro Philadelphia, PA:					
Total sq. ft.	4,852				
Leased sq. ft. [2]	3,611	53	204	412	2,942
Percent	100.0%	1.5%	5.6%	11.4%	81.5%
Annualized rental income [3]	$ 101,032	$ 1,454	$ 5,068	$ 12,869	$ 81,641
Percent	100.0%	1.4%	5.0%	12.7%	80.9%
Other markets:					
Total sq. ft.	45,080				
Leased sq. ft. [2]	40,345	2,124	2,905	4,081	31,235
Percent	100.0%	5.3%	7.2%	10.1%	77.4%
Annualized rental income [3]	$ 726,182	$ 34,887	$ 51,507	$ 71,812	$ 567,976
Percent	100.0%	4.8%	7.1%	9.9%	78.2%
Total:					
Total sq. ft.	72,717				
Leased sq. ft. [2]	64,829	2,685	3,462	5,247	53,435
Percent	100.0%	4.1%	5.3%	8.1%	82.5%
Annualized rental income [3]	$ 1,024,991	$ 41,254	$ 60,151	$ 101,155	$ 822,431
Percent	100.0%	4.0%	5.9%	9.9%	80.2%

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 6/30/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 6/30/2013, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.

CONSOLIDATED PORTFOLIO LEASE EXPIRATION SCHEDULE
As of June 30, 2013 [1]



(dollars and sq. ft. in thousands)

Year	Number of Tenants Expiring	Sq. Ft. Expiring [2]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [3]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2013	315	2,685	4.1%	4.1%	$ 41,254	4.0%	4.0%
2014	337	3,462	5.3%	9.4%	60,151	5.9%	9.9%
2015	356	5,247	8.1%	17.5%	101,155	9.9%	19.8%
2016	344	6,924	10.7%	28.2%	108,494	10.6%	30.4%
2017	285	4,529	7.0%	35.2%	101,563	9.9%	40.3%
2018	205	5,550	8.6%	43.8%	97,546	9.5%	49.8%
2019	94	5,274	8.1%	51.9%	71,202	6.9%	56.7%
2020	85	3,961	6.1%	58.0%	87,582	8.5%	65.2%
2021	56	2,621	4.0%	62.0%	47,943	4.7%	69.9%
2022	108	4,523	7.0%	69.0%	58,875	5.7%	75.6%
Thereafter	182	20,053	31.0%	100.0%	249,226	24.4%	100.0%
Total	2,367	64,829	100.0%		$ 1,024,991	100.0%	

| Weighted average remaining lease term (in years) | | 8.1 | | | | 6.7 | |

[1] Excludes properties classified in discontinued operations.

[2] Sq. ft. is pursuant to existing leases as of 6/30/2013 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[3] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 6/30/2013, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.



EXHIBITS

City Place, Hartford, CT.
Square Feet: 868,395.

CALCULATION OF CONSOLIDATED PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI



EXHIBIT A

(amounts in thousands)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Calculation of NOI and Cash Basis NOI [1] **:**				
Rental income	$ 274,766	$ 249,797	$ 549,814	$ 493,175
Operating expenses	(109,754)	(103,034)	(219,413)	(200,270)
Property net operating income (NOI)	165,012	146,763	330,401	292,905
Lease value amortization	2,431	2,666	4,960	4,841
Non cash straight line rent adjustments	(8,849)	(10,050)	(19,780)	(18,162)
Lease termination fees	(1,015)	(1,021)	(1,410)	(2,100)
Cash basis NOI	$ 157,579	$ 138,358	$ 314,171	$ 277,484
Reconciliation of Cash Basis NOI to Net Income:				
Cash basis NOI	$ 157,579	$ 138,358	$ 314,171	$ 277,484
Lease value amortization	(2,431)	(2,666)	(4,960)	(4,841)
Non cash straight line rent adjustments	8,849	10,050	19,780	18,162
Lease termination fees	1,015	1,021	1,410	2,100
Property NOI	165,012	146,763	330,401	292,905
Depreciation and amortization	(67,389)	(60,433)	(133,912)	(118,452)
General and administrative	(21,653)	(12,595)	(38,919)	(24,131)
Acquisition related costs	(145)	(1,434)	(773)	(3,936)
Operating income	75,825	72,301	156,797	146,386
Interest and other income	250	360	708	645
Interest expense	(43,762)	(50,237)	(96,106)	(99,343)
Loss on early extinguishment of debt	-	(1,608)	(60,027)	(1,675)
Equity in earnings of investees	159	2,829	4,421	5,787
Gain on sale of equity investment	-	-	66,293	-
Income from continuing operations before income tax expense	32,472	23,645	72,086	51,800
Income tax expense	(754)	(92)	(1,742)	(584)
Income from continuing operations	31,718	23,553	70,344	51,216
Discontinued operations:				
Loss from discontinued operations	(311)	(3,317)	(2,223)	(6,406)
Loss on asset impairment from discontinued operations	(4,589)	-	(8,535)	-
Gain on sale of properties from discontinued operations	2,099	350	3,359	350
Income before gain on sale of properties	28,917	20,586	62,945	45,160
Gain on sale of properties	-	-	1,596	-
Net income	$ 28,917	$ 20,586	$ 64,541	$ 45,160

[1] Excludes properties classified in discontinued operations.

We calculate NOI as shown above. We define NOI as income from our real estate including lease termination fees received from tenants less our property operating expenses, which expenses include property marketing costs. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual, regional and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive (Loss) Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.

CALCULATION OF CONSOLIDATED EBITDA AND ADJUSTED EBITDA

(amounts in thousands)



EXHIBIT B

	For the Three Months Ended		For the Six Months Ended	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Net income	$ 28,917	$ 20,586	$ 64,541	$ 45,160
Plus: interest expense from continuing operations	43,762	50,237	96,106	99,343
Plus: income tax expense	754	92	1,742	584
Plus: depreciation and amortization from continuing operations	67,389	60,433	133,912	118,452
Plus: depreciation and amortization from discontinued operations	-	3,119	-	6,451
EBITDA	140,822	134,467	296,301	269,990
Plus: loss on asset impairment from discontinued operations	4,589	-	8,535	-
Plus: acquisition related costs from continuing operations	145	1,434	773	3,936
Plus: loss on early extinguishment of debt from continuing operations	-	1,608	60,027	1,675
Plus: adjusted EBITDA from investees	159	6,168	5,542	12,394
Less: gain on sale of properties	-	-	(1,596)	-
Less: gain on sale of properties from discontinued operations	(2,099)	(350)	(3,359)	(350)
Less: equity in earnings of investees	(159)	(2,829)	(4,421)	(5,787)
Less: gain on sale of equity investment	-	-	(66,293)	-
Adjusted EBITDA	$ 143,457	$ 140,498	$ 295,509	$ 281,858

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive (Loss) Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.



CALCULATION OF CONSOLIDATED FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)

EXHIBIT C

	For the Three Months Ended		For the Six Months Ended	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Calculation of FFO:				
Net income attributable to CommonWealth REIT	$ 18,889	$ 16,065	$ 44,556	$ 39,745
Plus: depreciation and amortization from continuing operations	67,389	60,433	133,912	118,452
Plus: depreciation and amortization from discontinued operations	-	3,119	-	6,451
Plus: loss on asset impairment from discontinued operations	4,589	-	8,535	-
Plus: FFO from investees	159	5,242	4,901	10,598
Plus: net income attributable to noncontrolling interest	10,028	4,521	19,985	5,415
Less: FFO attributable to noncontrolling interest	(13,239)	(5,412)	(26,128)	(6,474)
Less: gain on sale of properties	-	-	(1,596)	-
Less: gain on sale of properties from discontinued operations	(2,099)	(350)	(3,359)	(350)
Less: equity in earnings of investees	(159)	(2,829)	(4,421)	(5,787)
FFO attributable to CommonWealth REIT	85,557	80,789	176,385	168,050
Less: preferred distributions	(11,151)	(13,823)	(22,302)	(27,646)
FFO available for CommonWealth REIT common shareholders	$ 74,406	$ 66,966	$ 154,083	$ 140,404
Calculation of Normalized FFO:				
FFO attributable to CommonWealth REIT	$ 85,557	$ 80,789	$ 176,385	$ 168,050
Plus: acquisition related costs from continuing operations	145	1,434	773	3,936
Plus: normalized FFO from investees	159	5,293	4,906	10,660
Plus: loss on early extinguishment of debt from continuing operations	-	1,608	60,027	1,675
Plus: average minimum rent from direct financing lease	329	329	658	658
Plus: FFO attributable to noncontrolling interest	13,239	5,412	26,128	6,474
Less: normalized FFO attributable to noncontrolling interest	(13,308)	(5,611)	(26,431)	(6,673)
Less: FFO from investees	(159)	(5,242)	(4,901)	(10,598)
Less: interest earned from direct financing lease	(292)	(373)	(605)	(766)
Less: gain on sale of equity investment	-	-	(66,293)	-
Normalized FFO attributable to CommonWealth REIT	85,670	83,639	170,647	173,416
Less: preferred distributions	(11,151)	(13,823)	(22,302)	(27,646)
Normalized FFO available for CommonWealth REIT common shareholders	$ 74,519	$ 69,816	$ 148,345	$ 145,770
Weighted average common shares outstanding -- basic and diluted [1]	118,309	83,727	106,298	83,724
FFO available for CommonWealth REIT common shareholders per share -- basic and diluted [1]	$ 0.63	$ 0.80	$ 1.45	$ 1.68
Normalized FFO available for CommonWealth REIT common shareholders per share -- basic and diluted [1]	$ 0.63	$ 0.83	$ 1.40	$ 1.74

[1] Assuming no fundamental change has occurred, at 6/30/2013, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares and the effect of a conversion of our series D cumulative convertible preferred shares on FFO and Normalized FFO available for CommonWealth REIT common shareholders per share is anti-dilutive for all periods presented. See Exhibit E for calculations of diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding (assuming no fundamental change has occurred). If the arbitration panel determines that the Corvex/Related consent solicitation is legally effective and CWH's entire Board of Trustees has been removed, such removal would constitute a fundamental change under the 6.5% series D cumulative convertible preferred shares giving holders of such shares the option to convert these shares into common shares at a ratio based on 98% of the average closing market price for a period before such removal is effective unless CWH repurchases these shares for their par value plus accrued and unpaid distributions.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, loss on real estate asset impairment, net income attributable to noncontrolling interest and FFO from equity investees, excluding any gain or loss on sale of properties, equity in earnings from investees and FFO attributable to noncontrolling interest. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, gain from sale of equity investment, loss on early extinguishment of debt, the difference between average minimum rent and interest earned from our direct financing lease and the difference between FFO and Normalized FFO from equity investees and noncontrolling interest. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and between us and other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreement and public debt covenants, the availability of debt and equity capital to us, our cash available for distribution, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive (Loss) Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

CALCULATION OF CONSOLIDATED CASH AVAILABLE FOR DISTRIBUTION (CAD)

(amounts in thousands, except per share data)



EXHIBIT D

	For the Three Months Ended		For the Six Months Ended	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Normalized FFO available for CommonWealth REIT common shareholders [1]	$ 74,519	$ 69,816	$ 148,345	$ 145,770
Plus: lease value amortization from continuing operations	2,431	2,666	4,960	4,841
Plus: lease value amortization from discontinued operations	-	52	-	173
Plus: amortization of prepaid interest and debt discounts from continuing operations	284	1,005	913	1,751
Plus: distributions from investees	-	4,179	4,279	8,358
Plus: non-cash general and administrative expenses paid in common shares [2]	616	272	1,132	553
Plus: minimum cash rent from direct financing lease	2,025	2,025	4,049	4,049
Plus: normalized FFO attributable to noncontrolling interest	13,308	5,611	26,431	6,673
Less: CAD attributable to noncontrolling interest	(11,611)	(5,147)	(23,792)	(6,135)
Less: average minimum rent from direct financing lease	(329)	(329)	(658)	(658)
Less: straight-line rent from continuing operations	(8,849)	(10,050)	(19,780)	(18,162)
Less: straight-line rent from discontinued operations	13	151	(18)	171
Less: recurring capital expenditures	(34,970)	(27,499)	(56,822)	(54,341)
Less: normalized FFO from investees	(159)	(5,293)	(4,906)	(10,660)
CAD	$ 37,278	$ 37,459	$ 84,133	$ 82,383
Weighted average common shares outstanding -- basic	118,309	83,727	106,298	83,724
CAD per share	$ 0.32	$ 0.45	$ 0.79	$ 0.98

[1] See Exhibit C for calculation of Normalized FFO and for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts.

[2] Represents the amortized value of shares issued during the year to trustees of CWH and SIR, to officers of CWH and SIR, and to RMR employees, under CWH's and SIR's equity award plans.

We calculate CAD as shown above. We consider CAD to be an appropriate measure of our operating performance, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities. We believe that CAD provides useful information to investors because CAD may facilitate a comparison of cash based operating performance between periods. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe CAD may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Operations, Condensed Consolidated Statements of Comprehensive (Loss) Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate CAD differently than we do.

CALCULATION OF DILUTED NET INCOME, FFO AND NORMALIZED FFO AND WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

(amounts in thousands)



EXHIBIT E

	For the Three Months Ended		For the Six Months Ended	
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
Net income available for CommonWealth REIT common shareholders	$ 7,738	$ 2,242	$ 22,254	$ 12,099
Add -- Series D convertible preferred distributions [1]	6,167	6,167	12,334	12,334
Net income available for CommonWealth REIT common shareholders -- diluted	$ 13,905	$ 8,409	$ 34,588	$ 24,433
FFO available for CommonWealth REIT common shareholders [2]	$ 74,406	$ 66,966	$ 154,083	$ 140,404
Add -- Series D convertible preferred distributions [1]	6,167	6,167	12,334	12,334
FFO available for CommonWealth REIT common shareholders -- diluted	$ 80,573	$ 73,133	$ 166,417	$ 152,738
Normalized FFO available for CommonWealth REIT common shareholders [2]	$ 74,519	$ 69,816	$ 148,345	$ 145,770
Add -- Series D convertible preferred distributions [1]	6,167	6,167	12,334	12,334
Normalized FFO available for CommonWealth REIT common shareholders -- diluted	$ 80,686	$ 75,983	$ 160,679	$ 158,104
Weighted average common shares outstanding -- basic	118,309	83,727	106,298	83,724
Effect of dilutive Series D preferred shares [1]	7,298	7,298	7,298	7,298
Weighted average common shares outstanding -- diluted	125,607	91,025	113,596	91,022

[1] Assuming no fundamental change has occured, as of 6/30/2013, we had 15,180 series D cumulative convertible preferred shares outstanding that were convertible into 7,298 common shares and the effect of a conversion of our series D cumulative convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive to income, FFO and Normalized FFO for all periods presented. If the arbitration panel determines that the Corvex/Related consent solicitation is legally effective and CWH's entire Board of Trustees has been removed, such removal would constitute a fundamental change under the 6.5% series D cumulative convertible preferred shares giving holders of such shares the option to convert these shares into common shares at a ratio based on 98% of the average closing market price for a period before such removal is effective unless CWH repurchases these shares for their par value plus accrued and unpaid distributions.

[2] See Exhibit C for calculation of FFO available for CommonWealth REIT common shareholders and Normalized FFO available for CommonWealth REIT common shareholders and for a reconciliation of net income attributable to CommonWealth REIT determined in accordance with GAAP to those amounts.

WHOLLY OWNED PROPERTY DETAIL

(dollars in thousands)



EXHIBIT F

Property	City	State	No. of Properties	Property Type	Sq. Ft.	6/30/2013 % Leased	6/30/2013 Annualized Rental Income [1]	6/30/2013 Undepreciated Book Value	6/30/2013 Net Book Value	Date Acquired	Weighted Average Construction Date [2]
2501 20th Place South	Birmingham	AL	1	CBD Office	125,722	97.4%	$ 2,929	$ 24,086	$ 20,802	12/27/2006	2001
420 20th Street North	Birmingham	AL	1	CBD Office	514,893	76.2%	9,532	54,834	52,352	7/29/2011	1986
Inverness Center	Birmingham	AL	4	Suburban Office	475,951	89.4%	8,504	49,894	46,780	12/9/2010	1981
785 Schilinger Road South	Mobile	AL	1	Industrial & Other	72,000	100.0%	914	11,269	9,887	10/22/2007	1998
11201 N. Tatum Boulevard	Phoenix	AZ	1	Suburban Office	109,961	36.8%	775	17,512	13,123	2/1/2002	1999
Arizona Center	Phoenix	AZ	4	CBD Office / Industrial & Other	1,070,724	95.1%	15,685	90,814	86,972	3/4/2011	1991
4 South 84th Avenue	Tolleson	AZ	1	Industrial & Other	236,007	100.0%	1,461	11,163	8,895	12/19/2003	1990
One South Church Avenue	Tucson	AZ	1	CBD Office	240,811	56.6%	3,325	32,245	24,369	2/27/2002	1986
Dominguez Technology Center	Carson	CA	3	Suburban Office	190,000	100.0%	2,605	21,299	20,367	10/14/2010	1989
Dominguez Technology Center	Carson	CA	2	Suburban Office	212,000	100.0%	3,300	25,493	24,141	6/30/2010	1987
Parkshore Plaza	Folsom	CA	4	Suburban Office	269,281	90.9%	5,951	46,461	44,341	6/16/2011	1999
Leased Land	Gonzalez	CA	7	Industrial & Other	Land	-	3,181	31,827	30,428	8/31/2010	-
Madrone Business Park	Morgan Hill	CA	3	Suburban Office	308,665	70.0%	4,775	53,488	47,865	11/7/2008	2001
8555 Aero Drive	San Diego	CA	1	Suburban Office	48,561	67.3%	574	6,916	5,500	7/16/2004	1982
Fountainview Business Park	San Diego	CA	3	Suburban Office	89,976	86.8%	1,555	11,546	8,962	7/16/2004	1980
Sky Park Centre	San Diego	CA	2	Suburban Office	63,485	100.0%	1,298	10,128	7,198	6/24/2002	1986
Sorrento Valley Business Park	San Diego	CA	4	Suburban Office	105,003	100.0%	2,088	17,123	11,106	12/31/1996	1984
1921 E. Alton Avenue	Santa Ana	CA	1	Suburban Office	67,846	81.7%	1,625	11,514	9,026	11/10/2003	2000
9110 East Nichols Avenue	Centennial	CO	1	Suburban Office	143,958	96.2%	2,466	20,226	15,534	11/2/2001	1984
7450 Campus Drive	Colorado Springs	CO	1	Suburban Office	77,411	100.0%	1,839	9,275	8,643	4/30/2010	1996
1225 Seventeenth Street	Denver	CO	1	CBD Office	672,465	93.3%	19,785	138,861	126,764	6/24/2009	1982
5073, 5075, & 5085 S. Syracuse Street	Denver	CO	1	Suburban Office	248,493	100.0%	8,035	63,610	58,948	4/16/2010	2007
1601 Dry Creek Drive	Longmont	CO	1	Industrial & Other	552,865	97.0%	8,474	32,890	25,450	10/26/2004	1982
129 Worthington Ridge Road	Berlin	CT	1	Industrial & Other	227,500	100.0%	837	5,252	4,932	10/24/2006	1962
97 Newberry Road	East Windsor	CT	1	Industrial & Other	289,386	100.0%	1,756	15,350	13,260	10/24/2006	1989
185 Asylum Street	Hartford	CT	1	CBD Office	868,395	98.7%	20,688	76,702	74,812	3/30/2012	1983
599 Research Parkway	Meriden	CT	1	Suburban Office	48,249	100.0%	813	8,092	6,535	7/24/2003	1982
33 Stiles Lane	North Haven	CT	1	Industrial & Other	175,301	100.0%	1,092	11,447	9,889	10/24/2006	1970
181 Marsh Hill Road	Orange	CT	1	Industrial & Other	162,036	100.0%	1,183	10,360	9,017	10/24/2006	1993
101 Barnes Road	Wallingford	CT	1	Suburban Office	45,755	90.5%	831	4,822	3,453	12/22/1998	1988
15 Sterling Drive	Wallingford	CT	1	Industrial & Other	173,015	78.5%	1,503	9,620	8,168	10/24/2006	1978
35 Thorpe Avenue	Wallingford	CT	1	Suburban Office	83,011	17.7%	292	11,328	7,348	6/1/1998	1986
50 Barnes Industrial Road North	Wallingford	CT	1	Industrial & Other	154,255	100.0%	1,373	13,849	11,971	10/24/2006	1976
5-9 Barnes Industrial Road	Wallingford	CT	1	Industrial & Other	38,006	81.3%	309	3,328	2,888	10/24/2006	1980
860 North Main Street	Wallingford	CT	1	Suburban Office	31,165	99.5%	430	4,814	4,086	10/24/2006	1982
One Barnes Industrial Road South	Wallingford	CT	1	Industrial & Other	30,170	100.0%	351	3,056	2,675	10/24/2006	1977
Village Lane	Wallingford	CT	2	Suburban Office	58,185	100.0%	728	6,358	5,512	10/24/2006	1977
100 Northfield Drive	Windsor	CT	1	Suburban Office	120,612	81.5%	1,760	15,339	11,575	8/29/2003	1988
1250 H Street, NW	Washington	DC	1	CBD Office	187,684	50.9%	4,588	62,991	41,511	6/23/1998	1991
2001 Wisconsin Avenue NW	Washington	DC	1	CBD Office	111,600	100.0%	2,822	27,812	26,214	9/3/2009	1960
3300 Whitehaven Street NW	Washington	DC	1	CBD Office	128,875	100.0%	3,250	32,187	30,337	9/3/2009	1975
802 Delaware Avenue	Wilmington	DE	1	CBD Office	240,780	100.0%	3,464	54,407	34,752	7/23/1998	1986
6600 North Military Trail	Boca Raton	FL	3	Suburban Office	639,830	100.0%	17,352	145,690	137,578	1/11/2011	2008
225 Water Street	Jacksonville	FL	1	CBD Office	318,997	45.1%	2,850	48,023	42,376	11/24/2008	1985
400 Princeton Boulevard	Adairsville	GA	1	Industrial & Other	292,000	100.0%	672	11,266	9,809	4/2/2007	1993
1339 Executive Park Drive	Atlanta	GA	-	Suburban Office	Land	-%	-	3,151	3,151	7/26/2007	-
9040 Roswell Road	Atlanta	GA	1	Suburban Office	178,941	82.0%	2,657	23,082	18,578	8/24/2004	1985

[1] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 6/30/2013, including straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

[2] Weighted average construction date is weighted based on sq. ft.



EXHIBIT F

(dollars in thousands)

Property	City	State	No. of Properties	Property Type	Sq. Ft.	6/30/2013 % Leased	6/30/2013 Annualized Rental Income [1]	6/30/2013 Undepreciated Book Value	6/30/2013 Net Book Value	Date Acquired	Weighted Average Construction Date [2]
Corporate Square	Atlanta	GA	5	Suburban Office	246,225	84.5%	3,344	27,699	22,413	7/16/2004	1967
Executive Park	Atlanta	GA	9	Suburban Office	427,160	73.3%	5,432	60,143	49,059	7/16/2004	1972
1765 The Exchange	Atlanta	GA	1	Suburban Office	90,677	100.0%	1,559	9,388	7,612	9/9/2004	1983
1775 The Exchange	Atlanta	GA	1	Suburban Office	96,955	62.5%	974	8,633	6,726	9/2/2005	1974
3920 Arkwright Road	Macon	GA	1	Suburban Office	196,156	89.8%	3,449	24,377	20,531	4/28/2006	1988
1775 West Oak Commons Court	Marietta	GA	1	Suburban Office	79,854	100.0%	1,167	9,380	8,428	9/5/2007	1998
1000 Holcomb Woods Parkway	Roswell	GA	8	Suburban Office	244,379	66.8%	1,843	25,998	21,597	8/23/2005	1985
633 Ahua Street	Honolulu	HI	1	Industrial & Other	120,803	67.0%	1,224	19,290	16,572	12/5/2003	2007
625 Crane Street	Aurora	IL	1	Industrial & Other	103,683	100.0%	408	4,588	4,056	4/2/2007	1977
905 Meridian Lake Drive	Aurora	IL	1	Suburban Office	74,652	100.0%	2,179	15,378	13,285	5/1/2007	1999
1200 Lakeside Drive	Bannockburn	IL	1	Suburban Office	259,327	74.5%	4,718	63,681	54,034	12/29/2005	1999
111 East Wacker Drive	Chicago	IL	1	CBD Office	1,018,462	80.0%	24,186	159,156	154,301	1/9/2012	1970
233 North Michigan Avenue	Chicago	IL	1	CBD Office	1,071,573	71.3%	22,643	158,607	151,934	5/11/2011	1972
600 West Chicago Avenue	Chicago	IL	2	CBD Office	1,510,707	98.3%	47,401	352,045	336,873	8/10/2011	1908
8750 Bryn Mawr Avenue	Chicago	IL	2	Suburban Office	631,445	88.1%	14,590	87,198	81,669	10/28/2010	1985
1717 Deerfield Road	Deerfield	IL	1	Suburban Office	141,186	69.5%	2,230	24,682	20,801	12/14/2005	1986
1955 West Field Court	Lake Forest	IL	1	Suburban Office	59,130	100.0%	1,159	13,877	11,648	12/14/2005	2001
11350 North Meridian Street	Carmel	IN	1	Suburban Office	72,264	70.7%	772	8,047	6,584	6/15/2006	1982
101 W. Washington Street	Indianapolis	IN	1	CBD Office	634,058	86.8%	11,168	87,450	70,225	5/10/2005	1977
111 Monument Circle	Indianapolis	IN	2	CBD Office	1,060,914	92.2%	25,716	168,284	165,648	10/22/2012	1985
11300 Corporate Avenue	Lenexa	KS	1	Suburban Office	170,000	-%	-	18,595	16,637	7/16/2008	1990
15101 College Boulevard	Lenexa	KS	1	Industrial & Other	18,000	13.8%	51	1,925	1,837	7/17/2008	2007
Lenexa Industrial Park	Lenexa	KS	25	Suburban Office / Industrial & Other	736,593	81.7%	4,263	29,594	27,178	7/17/2008	1980
Southlake Office Park	Lenexa	KS	13	Suburban Office	745,511	84.7%	11,956	69,338	63,214	7/17/2008	1994
5015 S. Water Circle	Wichita	KS	1	Industrial & Other	113,524	100.0%	580	5,874	5,384	4/2/2007	1994
701 Poydras Street	New Orleans	LA	1	CBD Office	1,256,971	91.0%	19,276	91,139	87,444	8/29/2011	1972
109 Brookline Avenue	Boston	MA	1	CBD Office	290,786	92.6%	8,432	46,560	27,137	9/28/1995	1915
Two Adams Place	Braintree	MA	1	Suburban Office	104,636	81.1%	1,979	16,190	10,356	4/3/1998	1988
Cabot Business Park	Mansfield	MA	2	Suburban Office	252,755	50.1%	2,066	26,081	21,141	8/1/2003	1980
2300 Crown Colony Drive	Quincy	MA	1	Suburban Office	45,974	89.1%	867	8,024	6,117	2/24/2004	1999
One Adams Place	Quincy	MA	1	Suburban Office	123,840	70.9%	1,803	23,186	15,948	4/3/1998	1988
Myles Standish Industrial Park	Taunton	MA	2	Suburban Office	74,800	100.0%	1,104	9,893	8,605	8/29/2007	1988
340 Thompson Road	Webster	MA	1	Suburban Office	25,000	100.0%	191	3,188	2,029	5/15/1997	1995
100 South Charles Street	Baltimore	MD	1	CBD Office	159,616	79.3%	2,632	16,306	10,592	11/18/1997	1988
111 Market Place	Baltimore	MD	1	CBD Office	540,854	99.2%	11,042	74,608	56,443	1/28/2003	1990
25 S. Charles Street	Baltimore	MD	1	CBD Office	343,815	93.9%	6,701	38,396	29,212	7/16/2004	1972
820 W. Diamond	Gaithersburg	MD	1	Suburban Office	131,084	82.2%	2,581	32,776	24,114	3/31/1997	1995
6710 Oxon Hill	Oxon Hill	MD	1	Suburban Office	118,561	81.6%	1,394	19,656	13,284	3/31/1997	1992
Danac Stiles Business Park	Rockville	MD	3	Suburban Office	276,637	85.4%	6,480	73,339	59,291	7/20/2004	2002
East Eisenhower Parkway	Ann Arbor	MI	2	Suburban Office	410,464	87.2%	9,820	54,417	50,776	6/15/2010	1985
8800 Queen Avenue South	Bloomington	MN	1	Suburban Office	280,822	81.4%	3,489	19,318	12,774	3/19/1998	1957
2250 Pilot Knob Road	Mendota Heights	MN	1	Industrial & Other	87,183	76.5%	609	6,426	4,356	3/19/1998	1995
9800 Shelard Parkway	Plymouth	MN	1	Suburban Office	46,765	95.8%	956	6,634	4,382	8/3/1999	1987
Rosedale Corporate Plaza	Roseville	MN	3	Suburban Office	149,116	96.6%	2,812	27,302	20,365	12/1/1999	1987
411 Farwell Avenue	South St. Paul	MN	1	Industrial & Other	422,727	100.0%	1,957	15,178	12,735	6/2/2004	1970
6200 Glenn Carlson Drive	St. Cloud	MN	1	Industrial & Other	338,000	100.0%	2,203	15,753	14,459	10/15/2009	1999
1000 Shelard Parkway	St. Louis Park	MN	1	Suburban Office	62,390	100.0%	1,404	9,234	5,928	8/3/1999	1986

[1] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 6/30/2013, including straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

[2] Weighted average construction date is weighted based on sq. ft.

WHOLLY OWNED PROPERTY DETAIL (continued)



WHOLLY OWNED PROPERTY DETAIL (continued)

EXHIBIT F

(dollars in thousands)

Property	City	State	No. of Properties	Property Type	Sq. Ft.	6/30/2013 % Leased	6/30/2013 Annualized Rental Income [(1)]	6/30/2013 Undepreciated Book Value	6/30/2013 Net Book Value	Date Acquired	Weighted Average Construction Date [(2)]
525 Park Street	St. Paul	MN	1	CBD Office	75,636	83.6%	1,239	8,790	5,596	8/3/1999	1987
1900 Meyer Drury Drive	Arnold	MO	1	Suburban Office	65,225	100.0%	1,060	8,402	6,671	2/11/2004	1999
4700 Belleview Avenue	Kansas City	MO	1	Suburban Office	80,615	73.5%	1,029	6,160	5,659	7/17/2008	1986
131-165 West Ninth Street	N. Kansas City	MO	1	Industrial & Other	75,517	100.0%	268	1,753	1,606	7/17/2008	1970
12655 Olive Boulevard	St. Louis	MO	1	Suburban Office	98,588	99.7%	2,024	14,102	12,629	10/5/2006	1988
1285 Fern Ridge Parkway	St. Louis	MO	1	Suburban Office	66,510	75.7%	990	9,617	7,612	11/7/2003	1998
300 North Greene Street	Greensboro	NC	1	CBD Office	324,230	87.9%	6,188	39,765	36,984	9/14/2010	1989
7 -9 Vreeland Road	Florham Park	NJ	1	Suburban Office	155,891	74.1%	2,246	16,032	10,859	7/31/1998	1979
111 River Street	Hoboken	NJ	1	CBD Office	521,410	97.8%	21,522	134,346	121,191	8/11/2009	2002
5 Paragon Drive	Montvale	NJ	1	Suburban Office	119,089	100.0%	3,554	17,634	16,799	2/11/2011	1984
1000 Voorhees Drive and 333 & 400 Laurel Oak Drive	Voorhees	NJ	3	Suburban Office	152,579	78.2%	2,157	18,211	11,858	5/26/1998	1990
500 4th Street & Roma	Albuquerque	NM	2	CBD Office	229,123	67.6%	2,799	23,447	17,880	12/6/2002	1974
One Park Square	Albuquerque	NM	6	CBD Office	259,737	85.4%	4,347	28,309	21,066	2/12/2002	1985
Widewaters Parkway	Dewitt	NY	7	Suburban Office	440,289	75.0%	5,279	45,001	37,217	3/14/2006	1986
5790 Widewaters Parkway	Dewitt	NY	1	Suburban Office	73,952	100.0%	1,152	5,706	3,875	12/28/1999	1987
5062 Brittonfield Parkway	East Syracuse	NY	1	Suburban Office	40,162	100.0%	1,041	5,474	4,607	3/14/2006	1995
Woodcliff Drive	Fairport	NY	6	Suburban Office	516,760	83.5%	8,871	68,960	57,418	3/14/2006	1995
1601 Veterans Highway	Islandia	NY	1	Suburban Office	63,608	71.5%	1,091	10,617	7,535	6/11/1999	1987
Two Corporate Center Drive	Melville	NY	1	Suburban Office	291,230	47.8%	3,269	38,087	25,316	7/22/1999	1985
Interstate Place	North Syracuse	NY	2	Suburban Office	61,399	81.0%	814	6,671	5,589	3/14/2006	1973
1000 Pittsford-Victor Road	Pittsford	NY	1	Suburban Office	73,358	55.1%	584	6,022	5,112	3/14/2006	1986
1200 Pittsford - Victor Road	Pittsford	NY	1	Suburban Office	18,900	100.0%	365	2,399	1,947	11/30/2004	2004
Corporate Crossing	Pittsford	NY	5	Suburban Office	216,126	79.8%	3,430	26,458	21,176	11/30/2004	2000
Canal View Boulevard	Rochester	NY	3	Suburban Office	118,375	100.0%	1,657	12,475	10,735	1/6/2006	2000
14 Classic Street	Sherburne	NY	1	Suburban Office	37,084	100.0%	216	1,389	1,162	3/14/2006	1979
110 W Fayette Street	Syracuse	NY	1	CBD Office	304,906	79.8%	3,660	30,774	23,809	6/29/1999	1972
251 Salina Meadows Parkway	Syracuse	NY	1	Suburban Office	65,617	86.2%	899	5,584	3,996	9/24/1999	1990
11311 Cornell Park Drive	Blue Ash	OH	1	Suburban Office	93,413	83.1%	1,190	9,176	7,632	6/15/2006	1982
North Point Office Complex	Cleveland	OH	2	CBD Office	873,335	85.8%	16,866	121,564	107,397	2/12/2008	1988
5300 Kings Island Drive	Mason	OH	1	Suburban Office	159,421	78.6%	1,719	19,693	13,181	6/10/1998	1994
3 Crown Point Court	Sharonville	OH	1	Suburban Office	73,987	100.0%	1,464	9,579	7,929	12/30/2005	1999
Raintree Industrial Park	Solon	OH	12	Industrial & Other	563,182	82.7%	1,988	19,727	15,738	7/16/2004	1975
401 Vine Street	Delmont	PA	1	Industrial & Other	53,980	100.0%	538	7,117	6,333	10/22/2007	1999
515 Pennsylvania Avenue	Fort Washington	PA	1	Suburban Office	82,000	76.0%	1,338	13,944	9,836	9/22/1997	1960
443 Gulph Road	King of Prussia	PA	1	Suburban Office	21,000	100.0%	426	4,955	3,101	9/22/1997	1964
4350 Northern Pike	Monroeville	PA	1	Suburban Office	503,885	46.5%	4,201	74,781	62,652	9/16/2004	1971
700 Cherrington Parkway	Moon Township	PA	1	Suburban Office	120,000	100.0%	2,622	18,482	12,393	9/14/1998	1994
Cherrington Corporate Center	Moon Township	PA	6	Suburban Office	334,679	93.1%	6,034	49,133	38,854	8/23/1999	1989
1500 Market Street	Philadelphia	PA	1	CBD Office	1,773,690	75.0%	34,244	266,223	207,048	10/10/2002	1974
1525 Locust Street	Philadelphia	PA	1	CBD Office	98,009	95.7%	2,242	10,981	7,701	6/11/1999	1987
1600 Market Street	Philadelphia	PA	1	CBD Office	825,968	90.1%	20,354	139,346	85,846	3/30/1998	1983
16th and Race Street	Philadelphia	PA	1	CBD Office	608,625	0.2%	-	84,635	55,079	11/13/1997	1980
1735 Market Street	Philadelphia	PA	1	CBD Office	1,290,678	96.0%	40,271	291,097	191,298	6/30/1998	1990
Foster Plaza	Pittsburgh	PA	8	Suburban Office	726,929	91.2%	12,716	70,760	57,876	9/16/2005	1993
128 Crews Drive	Columbia	SC	1	Industrial & Other	185,600	100.0%	598	3,747	3,520	4/2/2007	1968
1320 Main Street	Columbia	SC	1	CBD Office	334,075	89.5%	7,291	54,743	53,748	9/18/2012	2004
Stephenson Center	Columbia	SC	3	Suburban Office	104,300	72.8%	1,197	9,729	8,254	2/21/2007	1985

(1) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 6/30/2013, including straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(2) Weighted average construction date is weighted based on sq. ft.



EXHIBIT F

(dollars in thousands)

Property	City	State	No. of Properties	Property Type	Sq. Ft.	6/30/2013 % Leased	6/30/2013 Annualized Rental Income [1]	6/30/2013 Undepreciated Book Value	6/30/2013 Net Book Value	Date Acquired	Weighted Average Construction Date [2]
Synergy Business Park	Columbia	SC	4	Suburban Office	311,382	73.0%	3,493	31,205	25,858	5/10/2006	1986
111 Southchase Boulevard	Fountain Inn	SC	1	Industrial & Other	168,087	100.0%	654	8,264	7,167	5/23/2007	1987
1043 Global Avenue	Graniteville	SC	1	Industrial & Other	450,000	100.0%	1,507	16,534	13,884	4/2/2007	1998
633 Frazier Drive	Franklin	TN	1	Industrial & Other	150,000	100.0%	1,927	18,980	17,093	10/22/2007	1999
6060 Primacy Parkway	Memphis	TN	1	Suburban Office	130,574	81.5%	1,910	14,424	11,456	7/29/2004	1983
775 Ridge Lake Boulevard	Memphis	TN	1	CBD Office	120,678	86.9%	2,880	20,764	16,476	4/28/2004	2000
1601 Rio Grande Street	Austin	TX	1	CBD Office	56,219	93.2%	1,226	8,023	5,500	6/3/1999	1985
206 East 9th Street	Austin	TX	1	CBD Office	170,052	100.0%	5,578	46,661	45,615	5/31/2012	1986
4515 Seton Center Parkway	Austin	TX	1	Suburban Office	118,249	92.0%	2,311	23,124	15,749	10/8/1999	1997
4516 Seton Center Parkway	Austin	TX	1	Suburban Office	120,986	88.0%	2,405	23,080	15,742	10/8/1999	1985
7800 Shoal Creek Boulevard	Austin	TX	4	Suburban Office	151,917	90.0%	2,719	19,836	13,834	6/30/1999	1975
812 San Antonio Street	Austin	TX	1	CBD Office	59,321	75.2%	1,076	8,395	5,983	8/18/1999	1987
8701 N Mopac	Austin	TX	1	Suburban Office	119,858	82.6%	1,913	18,158	12,688	8/3/1999	1982
Bridgepoint Parkway	Austin	TX	5	Suburban Office	440,007	97.1%	10,762	86,943	56,081	12/5/1997	1995
Lakewood on the Park	Austin	TX	2	Suburban Office	180,558	91.2%	3,833	36,809	24,582	10/20/1998	1998
Research Park	Austin	TX	3	Industrial & Other	1,051,272	100.0%	10,607	85,212	63,818	10/7/1998	1975
12357 Research Boulevard	Austin	TX	1	Industrial & Other	58,735	62.0%	728	4,714	3,192	6/15/2001	2001
9840 Gateway Boulevard North	El Paso	TX	1	Industrial & Other	72,000	100.0%	1,113	11,432	10,045	10/22/2007	1999
3003 South Expressway 281	Hidalgo	TX	1	Industrial & Other	150,000	100.0%	1,930	17,004	14,781	10/22/2007	1999
3330 N Washington Boulevard	Arlington	VA	1	Suburban Office	53,533	100.0%	1,671	9,229	5,894	8/26/1998	1987
Thunderbolt Place	Norfolk	VA	2	Suburban Office	100,505	81.1%	1,385	14,683	9,970	9/29/1999	1988
6160 Kempsville Circle	Norfolk	VA	1	Suburban Office	129,565	96.6%	2,268	16,555	11,577	10/25/2002	1987
Stafford Commerce Center	Stafford	VA	4	Suburban Office	149,023	22.9%	880	26,578	25,365	6/1/2011	2002
Stafford Commerce Park	Stafford	VA	2	Suburban Office	117,929	34.9%	1,272	17,712	16,487	7/12/2010	2007
448 Viking Drive	Virginia Beach	VA	1	Suburban Office	75,374	74.9%	1,012	6,719	5,363	6/4/2004	1991
333 108th Avenue NE	Bellevue	WA	1	CBD Office	416,503	98.6%	17,418	152,392	139,404	11/12/2009	2008
600 108th Avenue NE	Bellevue	WA	1	CBD Office	243,389	84.3%	4,830	40,611	32,569	7/16/2004	1980
1331 North Center Parkway	Kennewick	WA	1	Industrial & Other	53,980	100.0%	919	9,187	8,139	10/22/2007	1999
100 East Wisconsin Avenue	Milwaukee	WI	1	CBD Office	434,458	92.7%	11,661	78,560	72,919	8/11/2010	1989
111 East Kilbourn Avenue	Milwaukee	WI	1	CBD Office	373,669	92.5%	8,801	54,587	47,914	6/12/2008	1988
71-93 Whiteside Road	Clayton	VIC / Australia	1	Industrial & Other	303,488	100.0%	2,159	17,013	16,472	10/7/2010	1965
127-161 Cherry Lane	Laverton North	VIC / Australia	1	Industrial & Other	278,570	100.0%	1,567	8,842	8,509	10/7/2010	1965
16 Rodborough Road	Frenchs Forest	NSW / Australia	1	Industrial & Other	90,525	100.0%	2,391	16,167	15,555	10/7/2010	1987
22 Rodborough Road	Frenchs Forest	NSW / Australia	1	Industrial & Other	43,427	71.6%	583	6,851	6,557	10/7/2010	1997
310-320 Pitt Street	Sydney	NSW / Australia	1	CBD Office	313,865	100.0%	17,964	152,945	146,664	12/21/2010	1989
44-46 Mandarin Street	Villawood	NSW / Australia	1	Industrial & Other	226,718	82.7%	1,675	14,023	13,496	10/7/2010	1980
9-13 Titanium Court	Crestmead	QLD / Australia	1	Industrial & Other	69,664	46.8%	317	6,138	5,935	10/7/2010	2005
310-314 Invermay Road	Mowbray	TAS / Australia	1	Industrial & Other	47,480	100.0%	185	901	867	10/7/2010	1963
253-293 George Town Road	Rocherlea	TAS / Australia	1	Industrial & Other	143,913	100.0%	1,040	3,205	3,121	10/7/2010	1963
7 Modal Crescent	Canning Vale	WAU / Australia	1	Industrial & Other	164,160	100.0%	1,520	14,735	14,438	10/7/2010	2001
19 Leadership Way	Wangara	WAU / Australia	1	Industrial & Other	76,714	100.0%	715	6,646	6,471	10/7/2010	2000
			345		**47,324,879**	**85.8%**	**$ 844,942**	**$ 6,533,069**	**$ 5,498,164**		

[1] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 6/30/2013, including straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

[2] Weighted average construction date is weighted based on sq. ft.